FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-228375-05

BANK 2020-BNK30 STATEMENT REGARDING THIS FREE WRITING PROSPECTUS
The depositor has filed a registration statement (including a prospectus) with the SEC (File No. 333-228375) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the depositor or any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-800-294-1322 or by email to dg.Prospectus_Requests@baml.com.

Neither this document nor anything contained herein shall form the basis for any contract or commitment whatsoever. The information contained herein is preliminary as of the date hereof. These materials are subject to change, completion or amendment from time to time. The information contained herein will be superseded by similar information delivered to you as part of the Preliminary Prospectus. The information contained herein supersedes any such information previously delivered. The information contained herein should be reviewed only in conjunction with the entire Preliminary Prospectus. All of the information contained herein is subject to the same limitations and qualifications contained in the Preliminary Prospectus. The information contained herein does not contain all relevant information relating to the underlying mortgage loans or mortgaged properties. Such information is described in the Preliminary Prospectus. The information contained herein will be more fully described in the Preliminary Prospectus. The information contained herein should not be viewed as projections, forecasts, predictions or opinions with respect to value. Prior to making any investment decision, prospective investors are strongly urged to read the Preliminary Prospectus in its entirety. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Term Sheet is truthful or complete. Any representation to the contrary is a criminal offense.

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DESCRIPTION OF THE MCDONALD’S GLOBAL HQ WHOLE LOAN

The following is a summary of the principal provisions of the mortgage loan in the original principal amount of $280,000,000 (the “McDonald’s Global HQ Whole Loan”) from Bank of America, N.A. (“BANA”, and in such capacity, the “Mortgage Lender”) to 110 NC LLC, a Delaware limited liability company (the “Borrower”), made pursuant to that certain Loan Agreement, dated as of October 29, 2020, between the Mortgage Lender and the Borrower (the “McDonald’s Global HQ Loan Agreement”) and the other documents executed by the Borrower and the other applicable parties in connection with the origination of the McDonald’s Global HQ Whole Loan (collectively, the “McDonald’s Global HQ Loan Documents”). This summary does not purport to be complete, and is qualified in its entirety by reference to the McDonald’s Global HQ Loan Documents. Terms used but not defined in this “Description of the McDonald’s Global HQ Whole Loan” have the meanings assigned to such terms in the McDonald’s Global HQ Loan Agreement.

General

The McDonald’s Global HQ Whole Loan was originated by the Mortgage Lender on October 29, 2020 (the “McDonald’s Global HQ Loan Origination Date”). On the Closing Date, BANA will transfer Note A-2 and Note A-6 (collectively, the “McDonald’s Global HQ Mortgage Loan”) and Note B (the “Trust Subordinate Companion Loan”) (in each case, including all scheduled payments of principal and interest due on the McDonald’s Global HQ Mortgage Loan and the Trust Subordinate Companion Loan after the Cut-off Date, and all other recoveries of principal and interest collected thereon after the Cut-off Date, other than scheduled payments of principal and interest due on or before the Cut-off Date and collected after the Cut-off Date) to the Depositor and the Depositor will subsequently assign the McDonald’s Global HQ Mortgage Loan and the Trust Subordinate Companion Loan to the Issuing Entity. As of the Cut-off Date, the outstanding principal balance of the McDonald’s Global HQ Whole Loan was $279,266,741 (the “McDonald’s Global HQ Loan Amount”).

The McDonald’s Global HQ Whole Loan is a ten-year, fixed-rate mortgage loan with a constant monthly payment of $1,418,092.50 and a maturity date of November 1, 2030 (the “Maturity Date”). The McDonald’s Global HQ Whole Loan is evidenced by seven (7) promissory notes (each a “Note” and together, the “Notes”), comprised of (a) six (6) senior pari passu promissory notes (each, a “McDonald’s A Note”) and (b) one (1) subordinate promissory note (the “McDonald’s B Note”). The McDonald’s Global HQ Whole Loan and the Notes are secured by, among other things, the Borrower’s first priority fee mortgage encumbering an office building located in Chicago, Illinois (the “Mortgaged Property”).

The original principal balance and interest rate of each Note is set forth in the table below:

Note	Original Principal Balance	Note Interest Rate
A Notes	$170,000,000	2.935%
Note A-1	$1,000,000	2.935%
Note A-2	$60,000,000	2.935%
Note A-3	$50,000,000	2.935%
Note A-4	$25,000,000	2.935%
Note A-5	$24,000,000	2.935%
Note A-6	$10,000,000	2.935%
Note B	$110,000,000	2.935%
Total	$280,000,000	2.935%

The Note Interest Rate indicated in the table above for each Note is referred to as the “Interest Rate”.

As used in this “Description of the McDonald’s Global HQ Whole Loan”, “Debt” means the outstanding principal amount set forth in, and evidenced by, the McDonald’s Global HQ Loan Agreement and the Notes together with all interest accrued and unpaid thereon and all other sums due to the Mortgage Lender in respect of the McDonald’s Global HQ Whole Loan under the Notes, the McDonald’s Global HQ Loan Agreement, the Mortgage or any other McDonald’s Global HQ Loan Document.

Principal and Interest

During the term of the McDonald’s Global HQ Whole Loan, the Borrower is required to make a monthly payment in the amount of $1,418,092.50 (the “Monthly Payment Amount”) on the first day of each calendar month, beginning on December 1, 2020 (or, if such day is not a business day, the immediately preceding business day) (each, a “Payment Date”) until the Maturity Date. Such amount is computed on the basis of an amortization schedule for a loan having (i) a principal amount equal to the original principal amount of the Notes, (ii) an amortization period of 22.5 years and (iii) an annual interest rate equal to the Interest Rate.

The Monthly Payment Amount will be applied: (A) first, to the payment of interest due under Note A-1, Note A-2, Note A-3, Note A-4, Note A-5 and Note A-6 on a pro rata and pari passu basis and (B) second, to the payment of interest due and payable on Note B. Provided no McDonald’s Global HQ Whole Loan Event of Default (as defined below) is continuing, any payments of principal of the McDonald’s Global HQ Whole Loan (including, without limitation, any prepayments as described below under “—Prepayment”), will be applied by the Mortgage Lender between the Notes as follows: (a) first, to the reduction of the outstanding principal balance of Note A-1, Note A-2, Note A-3, Note A-4, Note A-5 and Note A-6 on a pro rata and pari passu basis until the outstanding principal balance of each such Note is reduced to zero and (b) second, to the reduction of the outstanding principal balance of Note B until reduced to zero.

Due to the amortization period and payment priorities described above, it is expected that Note B will receive payments of interest only (and will not receive payments of principal) prior to the Maturity Date.

The entire principal balance of the McDonald’s Global HQ Whole Loan, including all accrued and unpaid interest and any other amounts due under the McDonald’s Global HQ Loan Documents, will be due and payable by the Borrower on the Maturity Date.

Interest on the McDonald’s Global HQ Whole Loan will be calculated on daily rate produced assuming a 360-day year, multiplied by the actual number of days elapsed during each interest accrual period.

If the Borrower fails to pay the Monthly Payment Amount on or prior to the applicable Payment Date, a late fee equal to the lesser of (i) 4.0% of the unpaid amount or (ii) the maximum amount permitted by applicable law will be payable by the Borrower.

Upon the occurrence and during the continuance of a McDonald’s Global HQ Whole Loan Event of Default, interest will accrue on the outstanding principal balance of the McDonald’s Global HQ Whole Loan and, to the extent permitted by law, overdue interest and other amounts due in respect of the McDonald’s Global HQ Whole Loan, at a rate equal to the lesser of (i) 3% in excess of the interest rate applicable to the McDonald’s Global HQ Whole Loan and (ii) the maximum rate permitted by law (the “Default Rate”).

Prepayment

Except in connection with a casualty or condemnation, the Borrower is not permitted to voluntarily prepay the McDonald’s Global HQ Whole Loan prior to August 1, 2030 (the “Open Prepayment Date”).

Voluntary Prepayment

Commencing on the Open Prepayment Date, the Borrower may voluntarily prepay the McDonald’s Global HQ Whole Loan in whole, but not in part, without any prepayment premium or penalty, upon no less than 15 and no more than 90 days’ prior written notice to the Mortgage Lender. If the Borrower prepays the McDonald’s Global HQ Whole Loan on a day other than a Payment Date, the Borrower must also pay all interest that would have accrued on the McDonald’s Global HQ Whole Loan if such prepayment occurred on the next Payment Date.

Prepayments After Default

In the event that a payment of all or any portion of the Debt is tendered by the Borrower or otherwise recovered by the Mortgage Lender following a McDonald’s Global HQ Whole Loan Event of Default and prior to the Open Prepayment Date, such tender or recovery will be deemed a voluntary prepayment by the Borrower, and the Borrower must pay, as part of the Debt: (i) all accrued interest at the Interest Rate and, if such tender and acceptance is not made on a Payment Date, interest which would have accrued on such prepayment if it had occurred on the next Payment Date, (ii) an amount equal to the greater of (A) 5.0% of the portion of the principal balance of the McDonald’s Global HQ Whole Loan being prepaid and (B) the amount which, when added to the principal balance of the Debt, will be sufficient to purchase Defeasance Collateral (as defined below) (as adjusted based on the portion of the McDonald’s Global HQ Whole Loan being prepaid).

Prepayments Upon Casualty or Condemnation

Following a condemnation, in certain circumstances, the Mortgage Lender may elect, pursuant to the provisions of the McDonald’s Global HQ Loan Agreement, to apply Net Proceeds (as defined below) toward the reduction of the principal amount of the Debt. Any such prepayment will be held by the Mortgage Lender and applied on the next scheduled Payment Date, and the Borrower will not be required to pay any prepayment premium in connection with such prepayment.

In the event the Net Proceeds are applied to the Debt due to the Mortgage Lender not making the Net Proceeds available for restoration and such Net Proceeds are not sufficient to repay the Debt in its entirety, then for so long as no McDonald’s Global HQ Whole Loan Event of Default has occurred and is continuing, the Borrower may prepay the remainder of the outstanding Debt in compliance with the requirements of the McDonald’s Global HQ Loan Agreement, without the requirement for defeasance or the payment of any prepayment premiums, fee or penalty, provided (i) the Borrower delivers to the Mortgage Lender written notice of its election to prepay the outstanding Debt within 10 days following receipt of the Mortgage Lender’s notice to apply Net Proceeds to the reduction of the Debt and (ii) the Borrower’s prepayment is made within 90 days of making its election.

Application of Prepayments to Notes

Provided no McDonald’s Global HQ Whole Loan Event of Default is continuing, any prepayments of principal of the McDonald’s Global HQ Whole Loan will be applied by the Mortgage Lender to the Notes as follows: (i) first, to the reduction of the outstanding principal balance of Note A-1, Note A-2, Note A-3, Note A-4, Note A-5 and Note A-6 on a pro rata and pari passu basis until the outstanding principal balance of each such Note is reduced to zero and (ii) second, to the reduction of the outstanding principal balance of Note B until reduced to zero. During the continuance of any McDonald’s Global HQ Whole Loan Event of Default, any payment of principal from whatever source may be applied by the Mortgage Lender among the Notes in the Mortgage Lender’s sole discretion.

“Net Proceeds” means (i) the net amount of all Insurance Proceeds (as defined below) payable as a result of a casualty (excluding Insurance Proceeds from rent loss, liability or workers’ compensation coverage), after deduction of its reasonable costs and expenses (including, but not limited to, reasonable counsel fees and disbursements), if any, in collecting the same, or (ii) the net amount of the award as a result of a condemnation, after deduction of its reasonable costs and expenses (including, but not limited to, reasonable counsel fees and disbursements), if any, in collecting the same, whichever the case may be.

Defeasance

At any time following the date that is the earlier of three years from the McDonald’s Global HQ Loan Origination Date or the two-year period commencing with the “startup day” within the meaning of Section 860G(a)(9) of the Code of any REMIC trust established in connection with the last securitization involving any portion of the McDonald’s Global HQ Whole Loan, the Borrower may release of the Mortgaged Property from the lien of the McDonald’s Global HQ Loan Documents upon the satisfaction of the following conditions: (i) no McDonald’s Global HQ Whole Loan Event of Default has occurred and is continuing; (ii) not less than 30 (but not more than 90) days prior written notice has be given to the Mortgage Lender specifying a date on which the Defeasance Collateral (as defined below) is to be delivered (the “Release Date”); provided, however, that the Borrower has the right to cancel or extend (by no more than 30 days) such notice by providing the Mortgage Lender with notice of cancellation or extension not less than 5 days prior to the scheduled Release Date so long as the Borrower pays all of the Mortgage Lender’s reasonable and documented costs and expenses incurred as a result of such cancellation or extension; (iii) all sums due under the McDonald’s Global HQ Loan Agreement, the Notes and under the other McDonald’s Global HQ Loan Documents up to the date on which the Defeasance Collateral is to be delivered are paid in full on or prior to the Release Date; and (iv) the Borrower has delivered, among other things, (A) a pledge and security agreement to the Mortgage Lender on or prior to the Release Date creating a first priority security interest in favor of the Mortgage Lender in the Defeasance Collateral (the “Defeasance Security Agreement”), (B) the Defeasance Collateral, (C) one or more opinions of counsel stating that the Mortgage Lender has a perfected first priority security interest in the Defeasance Collateral and that the Defeasance Security Agreement is enforceable against the Borrower in accordance with its terms and that the release of the Mortgaged Property from the lien of the McDonald’s Global HQ Loan Documents and the pledge of the Defeasance Collateral will not result in or cause any REMIC trust that holds one or more of the Notes to fail to maintain its status as a REMIC trust, (D) a certificate from an independent certified public accountant certifying that the Defeasance Collateral will generate amounts sufficient to make all payments of principal and interest due under the McDonald’s Global HQ Loan Agreement and the Notes (including the scheduled outstanding principal balance of the Mortgage Loan due on the Maturity Date) and (E) rating agency confirmation from any applicable rating agency involved in the securitization of one or more of the Notes.

“Defeasance Collateral” means direct non-callable obligations of the United States of America or, to the extent satisfying rating agency criteria, other obligations which are “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 (and in connection therewith, the Borrower appointed the Mortgage Lender as its agent and attorney in fact for the purpose of purchasing such obligations) that provide for payments on a business day prior and as close as possible to each successive Payment Date (and the Maturity Date) after the Release Date, with each such payment being equal to or greater than the amount of the corresponding Monthly Payment Amount required to be paid under the McDonald’s Global HQ Loan Agreement and the Notes and all amounts due on the Maturity Date.

Cash Management

Deposit Account

In connection with the origination of the McDonald’s Global HQ Whole Loan, the Borrower established an account (the “Deposit Account”) at Wells Fargo Bank, National Association for the benefit of the Mortgage Lender, as mortgagee, into which tenants at the Mortgaged Property have been irrevocably instructed to deposit all rents related to the Mortgaged Property. The Borrower or the Manager (as defined below), as applicable, is required to deposit into the Deposit Account all rents and other revenue generated by or derived from the operation of the Mortgaged Property within one business day of receipt. The Deposit Account is maintained with an Eligible Institution (as defined below) pursuant to a Cash Management Account Control Agreement, dated as of October 29, 2020, among Wells Fargo Bank, National Association (“Deposit Bank”), the Borrower and the Mortgage Lender (the “Deposit Account Agreement”).

On each business day, the Deposit Bank will remit funds in the Deposit Account to the Cash Management Account, which funds are to be applied as set forth in “—Cash Management Account” below.

“Eligible Account” means a separate and identifiable account from all other funds held by the holding institution that is either (i) an account or accounts maintained with a federal or state chartered depository institution or trust company which complies with the definition of Eligible Institution or (ii) a segregated trust account or accounts maintained with the corporate trust department of a federal or state chartered depository institution or trust company acting in its fiduciary capacity which (A) complies with the definition of Eligible Institution, (B) in the case of a federally chartered depository institution or trust company acting in its fiduciary capacity is subject to the regulations regarding fiduciary funds on deposit therein under 12 C.F.R. §9.10(b) and in the case of a state chartered depository institution or trust company is subject to regulations substantially similar to 12 C.F.R. §9.10(b), and (C) has a combined capital surplus of at least $50,000,000 and is subject to supervision or examination by federal and state authority. An Eligible Account will not be evidenced by a certificate of deposit, passbook or other instrument.

“Eligible Institution” means (i) a depository institution or trust company insured by the Federal Deposit Insurance Corporation (a) the short-term unsecured debt obligations, commercial paper or other short-term deposits of which are rated at least “A-1” by S&P, “P-1” by Moody’s, “F-1” by Fitch (to the extent rated by Fitch) and “R-1 (middle)” by DBRS (to the extent rated by DBRS), in the case of accounts in which funds are held for 30 days or less, and (b) the long-term unsecured debt obligations or deposits of which are rated at least “A” by S&P, “A2” by Moody’s, “A” by Fitch (to the extent rated by Fitch) and “A” by DBRS (to the extent rated by DBRS), in the case of accounts in which funds are held for more than 30 days; provided that after a securitization of any Note, only the foregoing ratings requirements of each rating agency rating any such securitization will apply, or (ii) an institution for which a rating agency confirmation has been obtained from each rating agency rating securities backed by any Note.

Cash Management Account

In connection with the origination of the McDonald’s Global HQ Whole Loan, the Borrower established an Eligible Account (the “Cash Management Account”) at Wells Fargo Bank, National Association for the benefit of the Mortgage Lender, as mortgagee, into which all amounts on deposit in the Deposit Account are required to be deposited on each business day. The Cash Management Account is maintained with an Eligible Institution pursuant to a Cash Management Agreement, dated as of October 29, 2020, among Wells Fargo Bank, National Association, the Borrower, the Mortgage Lender and acknowledged and agreed to by the Manager.

Under the McDonald’s Global HQ Loan Documents, funds in the Cash Management Account are required to be applied on each Payment Date in the following order of priority:

first, during a Cash Sweep Period (as defined below), to the Tax and Insurance Account, in an amount up to the monthly deposit to the Tax and Insurance Reserve Account due on the next Payment Date as described under “—Reserve Accounts—Tax and Insurance Reserve Account” below;

second, to the Debt Service Account, in an amount up to the Monthly Payment Amount due on the next Payment Date as well as other sums required to be paid pursuant to the McDonald’s Global HQ Loan Agreement;

third, during a Cash Sweep Period, to the Replacement Reserve Account, in an amount up to the replacement reserve monthly deposit due on the next Payment Date described under “—Reserve Accounts—Replacement Reserve Account” below;

fourth, during a Cash Seep Period, to the Leasing Reserve Account, in an amount up to the leasing reserve monthly deposit due on the next Payment Date described under “—Reserve Accounts—Leasing Reserve Account” below;

fifth, to the Leasing Reserve Account, in an amount up to any termination fee deposit (if applicable) due;

sixth, during a Cash Sweep Period, to the Borrower, up to the amount equal to the budgeted operating expenses for the next calendar month approved by the Mortgage Lender pursuant to the McDonald’s Global HQ Loan Agreement;

seventh, during a Cash Sweep Period, to the Borrower, up to the amount equal to the extraordinary expenses for the next calendar month approved by the Mortgage Lender pursuant to the McDonald’s Global HQ Loan Agreement; and

eighth, during a Cash Sweep Period, to the Excess Cash Account, and otherwise to the Borrower, all amounts remaining in the Cash Management Account after all prior allocations.

Upon an acceleration of the McDonald’s Global HQ Whole Loan by the Mortgage Lender following a McDonald’s Global HQ Whole Loan Event of Default, the Mortgage Lender may use all funds contained in the Deposit Account, the Cash Management Account or any other accounts for any purpose, including, but not limited to, the repayment of the McDonald’s Global HQ Whole Loan in such order, proportion and priority as the Mortgage Lender may determine in its sole and absolute discretion. The Mortgage Lender’s right to withdraw and apply any of the foregoing funds will be in addition to all other rights and remedies provided to the Mortgage Lender under the McDonald’s Global HQ Loan Documents.

“Cash Sweep Period” means (i) the period commencing upon the occurrence of an McDonald’s Global HQ Whole Loan Event of Default and ending upon the date on which such McDonald’s Global HQ Whole Loan Event of Default has been cured to the Mortgage Lender’s satisfaction, or is otherwise waived by the Mortgage Lender, (ii) a DSCR Sweep Period, or (iii) a Tenant Sweep Period. Notwithstanding the foregoing, a Cash Sweep Period will not be deemed to expire or have been cured in the event a different Cash Sweep Period then exists for any other reason.

“Debt Service Coverage Ratio” means, as of any date of determination, the ratio, as determined by the Mortgage Lender, of (i) Underwritten Net Cash Flow to (ii) the aggregate amount of Debt Service which would be due for the applicable period.

“DSCR Sweep Period” means, on or after December 31, 2021, the period commencing on the first day of the calendar month following the month during which the Mortgage Lender notifies the Borrower of its determination in its reasonable discretion that the Debt Service Coverage Ratio is less than 1.05 to 1.00 on a trailing 12 month basis (tested quarterly, commencing with the calendar quarter ending on December 31, 2021), and ending on the last day of the calendar month during which the Mortgage Lender notifies the Borrower of its determination that the Debt Service Coverage Ratio equals or exceeds 1.05 to 1.00 on a trailing 12 month basis for the last two consecutive calendar quarters (tested quarterly).

“McDonald’s” means (a) McDonald’s Corporation, a Delaware corporation, together with its permitted successor and/or assigns, or (b) any Replacement Tenant which leases any portion of the McDonald’s Premises.

“McDonald’s Lease” means (a) that certain Amended and Restated Lease, dated as of September 20, 2016, between the Borrower (as successor to 110 N. Carpenter, LLC, a Delaware limited liability company) and McDonald’s Corporation, a Delaware corporation or (b) any Replacement Lease.

“McDonald’s Premises” means the portion of the Mortgaged Property demised to McDonald’s pursuant to the terms of the McDonald’s Lease.

“Operating Expenses” means, with respect to any period of time, the total of all expenses actually paid or payable by the Borrower, computed in accordance with accepted accounting methods, of whatever kind relating to the operation, maintenance and management of the Mortgaged Property, including without limitation and without duplication, utilities, ordinary repairs and maintenance, insurance premiums, license fees, property taxes and other charges, advertising and marketing expenses, payroll and related taxes, computer processing charges, management fees, administrative, security and general expenses, utilities, operational equipment or other lease payments as approved by the Mortgage Lender, and other similar costs, but specifically excluding depreciation and amortization, income taxes, debt service, capital expenditures, any item of expense for which reimbursement would be covered under any insurance policy or be paid by a third party, and any item of expense that would otherwise be covered by the provisions hereof but which is paid by any tenant under such tenant’s lease or other agreement, and deposits into the Reserve Accounts.

“Operating Income” means, with respect to any period of time, all income, derived from the ownership and operation of the Mortgaged Property from whatever source, including, but not limited to, rental income from all third-party tenants open for business, paying full, unabated rent and in actual physical occupancy (by the tenant, its affiliate or a sublessee) of their demised premises pursuant to leases in full force and effect (whether base rent, additional rent or escalations), utility, real estate tax or other miscellaneous expense recoveries, common area maintenance, service fees or charges, license fees, parking fees, rent concessions or credits, and other required pass-throughs, business interruption or rent loss insurance; but excluding sales, use and occupancy or other taxes on receipts required to be accounted for by the Borrower to any governmental authority, tax rebates, refunds and uncollectible accounts, proceeds from the sale of furniture, fixtures and equipment or any other sale, transfer or exchange, proceeds from any financing, capital contributions, interest income from any source other than the escrow accounts, Reserve Accounts or other accounts required pursuant to the McDonald’s Global HQ Loan Documents, Insurance Proceeds (other than business interruption or rent loss insurance), condemnation awards, unforfeited tenant security, utility and other similar deposits, any other extraordinary, non-recurring revenues, income from tenants not in physical occupancy, income from tenants in the form of a lease termination payment, income from tenants under leases expiring within 90 days, income from tenants that have expressed an intention to cancel or terminate its leases, income from tenants whose tenancy is month to month, and any disbursements to the Borrower from the Reserve Accounts (except as otherwise expressly set forth in the definition of Underwritten Net Cash Flow).

“Replacement Lease” means a lease for all or any portion of the McDonald’s Premises on terms and conditions acceptable to the Mortgage Lender with a Replacement Tenant.

“Replacement Tenant” means a tenant reasonable acceptable to the Mortgage Lender.

“Tenant Sweep Cure” means (a) solely with respect to a McDonald’s Termination Event, the earlier to occur of (i) the Mortgage Lender’s receipt of evidence reasonably satisfactory to the Mortgage Lender that McDonald’s has revoked or rescinded all termination, cancellation or surrender notices with respect to the McDonald’s Lease and has re-affirmed the McDonald’s Lease as being in full force and effect or (ii) a Replacement Tenant has entered into a Replacement Lease for the McDonald’s Premises (or, if applicable, the surrendered portion thereof) and such Replacement Tenant is open for business or in occupancy for more than 50% of the McDonald’s Premises (or, if applicable, the surrendered portion thereof) and paying full, unabated rent pursuant to its Replacement Lease, (b) solely with respect to a McDonald’s Rent Event or a McDonald’s Default Event, McDonald’s has cured all underlying defaults (including, but not limited to, the payment of any fees, interest or other sums due in connection with such default or defaults) to the reasonable satisfaction of the Mortgage Lender, (c) solely with respect to a McDonald’s Bankruptcy Event, (i) McDonald’s (and, as applicable, the McDonald’s Lease Guarantor) has assumed the McDonald’s Lease (without any material revisions) and a court of competent jurisdiction has affirmed such assumption of the McDonald’s Lease pursuant to a final, non-appealable order, and (ii) McDonald’s continuously operates its business at the Property or in occupancy for more than 50% of the McDonald’s

Premises for a period of no less than 60 consecutive business days and is paying full rent as required under the McDonald’s Lease, or (d) solely with respect to a McDonald’s Credit Event, the long-term unsecured debt rating of McDonald’s is not less than “BBB-” by S&P or the equivalent by any Rating Agency.

“Tenant Sweep Event” means (a) the date on which McDonald’s terminates or cancels the McDonald’s Lease or surrenders all or any portion of the McDonald’s Premises, or McDonald’s gives notice to the Borrower of its intent to terminate or cancel the McDonald’s Lease or surrender all or any portion of the McDonald’s Premises, in each case if such termination, cancellation or the surrender of the McDonald’s Premises will occur on or before the Maturity Date (such occurrence, a “McDonald’s Termination Event”), (b) the failure of McDonald’s to pay base rent pursuant to the McDonald’s Lease beyond all applicable notice and cure periods thereunder (such occurrence, a “McDonald’s Rent Event”), (c) the occurrence of any material monetary or non-monetary default by McDonald’s under the McDonald’s Lease beyond all applicable notice and cure periods thereunder (such occurrence, a “McDonald’s Default Event”), (d) McDonald’s or, as applicable, the McDonald’s Lease Guarantor avails itself to any Creditor’s Rights Laws (such occurrence, a “McDonald’s Bankruptcy Event”), or (e) McDonald’s experiences a downgrade in its long-term unsecured debt rating below “BBB-” by S&P or the equivalent by any Rating Agency (such occurrence, a “McDonald’s Credit Event”).

“Tenant Sweep Period” means the period commencing upon the occurrence of a Tenant Sweep Event and expiring upon the occurrence of a Tenant Sweep Cure. Notwithstanding the foregoing, a Tenant Sweep Period will not be deemed to expire or have been cured in the event a different Tenant Sweep Period then exists for any other reason.

“Underwritten Net Cash Flow” means, as of the end of any calendar quarter and calculated with respect to the preceding 12 month period (except as otherwise expressly set forth below), the amount determined by the Mortgage Lender as (a) to the extent such amounts are recurring in nature and properly included in Operating Income, the sum of: (i) in-place base rents plus (A) any contractual base rent increase that will commence during the next 12 months (for the avoidance of doubt, credit will be given for the entire 12 month period for any contractual base rent increase occurring within such 12 month period), and (B) any contractual free rent, provided the Mortgage Lender has reserves for such free rent in the Free Rent Reserve Account, to be disbursed on a monthly basis in accordance with the McDonald’s Global HQ Loan Agreement as if such tenant were paying rent, (ii) expense reimbursements, (iii) percentage rents and (iv) ancillary income; minus (b) Operating Expenses. The determination of Underwritten Net Cash Flow will be adjusted to (I) include (A) anticipated increases in Operating Expenses; (B) an amount for vacancy loss equal to the actual vacancy rate at the Mortgaged Property; (C) an amount for management fees equal to the greater of (1) 3.0% of effective gross income and (2) the management fees actually paid under the Management Agreement; provided that the management fee adjustment will not exceed $1,000,000.00; (D) an amount for capital expenditures equal to $0.10 per rentable square foot at the Property per annum (regardless of whether deposits to a reserve account for such items are required under the McDonald’s Global HQ Loan Agreement); and (E) an amount for tenant improvements and leasing commissions equal to $0.00 per rentable square foot at the Mortgaged Property per annum (regardless of whether deposits to a reserve account for such items is required under the McDonald’s Global HQ Loan Agreement); and (II) exclude (A) amounts representing non-recurring items and (B) amounts received from any affiliate of the Borrower or Guarantor or from any tenant in default under its lease or in bankruptcy (unless such lease has been assumed in the bankruptcy proceeding). The Mortgage Lender’s calculation of Underwritten Net Cash Flow will be final absent manifest error.

Reserve Accounts

General

The following accounts have been established, each as described more particularly below: (i) a “Tax and Insurance Reserve Account”, (ii) a “Replacement Reserve Account”, (iii) a “Leasing Reserve Account”, (iv) a “Free Rent Reserve Account”, and (v) an “Excess Cash Account” (each, a “Reserve Account” and collectively, the “Reserve Accounts” and, together with the Cash Management Account, the “Collateral Accounts”).

Funds on deposit in the Reserve Accounts may not be invested except in permitted investments specified in the McDonald’s Global HQ Loan Agreement, as determined by the Mortgage Lender or the applicable Master Servicer. All income and interest earned on the investment of the Tax and Insurance Reserve Account are required to be for the account of and be retained by the Mortgage Lender or the applicable Master Servicer. As long as no McDonald’s Global HQ Whole Loan Event of Default has occurred and is continuing, earnings or interest on the Reserve Accounts other than the Tax and Insurance Reserve Account will accrue for the benefit of the Borrower. During the occurrence and continuance of a McDonald’s Global HQ Whole Loan Event of Default, the Mortgage Lender may, at its election, retain any interest on Reserve Accounts for its own account.

The Reserve Accounts will be subject to the exclusive dominion and control of the applicable Master Servicer on behalf of the Mortgage Lender. The Borrower will have no right of withdrawal from the Reserve Accounts or any other right or power with respect to the Reserve Accounts except as expressly provided in the McDonald’s Global HQ Loan Agreement.

As long as no McDonald’s Global HQ Whole Loan Event of Default is continuing, the Mortgage Lender will be required to make disbursements from the Reserve Accounts in accordance with the McDonald’s Global HQ Loan Agreement.

The Borrower is responsible for monitoring the deficiency in available funds which may be necessary to pay all amounts due from time to time under the McDonald’s Global HQ Loan Document.

The Reserve Accounts are required to be Eligible Accounts and funds therein may be commingled with other monies held by the Mortgage Lender.

Replacement Reserve Account

A Replacement Reserve Account has been established into which the Borrower, during a Cash Sweep Period, is required to deposit on each Payment Date an amount equal to $9,583.63 (the “Replacement Reserve Monthly Deposit”) for capital repairs, replacements and improvements to the Mortgaged Property.

Provided that no Mortgage Loan Event of Default is continuing, funds in the Replacement Reserve Account will be disbursed to the Borrower in compliance with the following terms and conditions of the McDonald’s Global HQ Loan Agreement: (1) the request for disbursement is an amount equal to the lesser of (x) $10,000 or (y) the total cost of the required work for which the disbursement is requested, and (2) the request for disbursement is accompanied by a certification from the Borrower stating that all required work to be funded by the requested disbursement has been performed in accordance with all applicable legal requirements and such required work has been completed lien free and will be paid in full upon disbursement of the requested funds. In addition, each request for disbursement in excess of $100,000 will be on a form provided or approved by the Mortgage Lender and will

(i) include copies of invoices for all items or materials purchased and all labor or services provided, (ii) specify (A) the required work for which the disbursement is requested, (B) the quantity and price of each item purchased, if the required work includes the purchase or replacement of specific items, (C) the price of all materials (grouped by type or category) used in any required work other than the purchase or replacement of specific items, and (D) the cost of all contracted material, labor or other services applicable to each required work for which such request for disbursement is made, and (iii) if reasonably requested by the Mortgage Lender, include conditional lien waivers from each contractor, supplier, materialman, mechanic or subcontractor with respect to the completion of its work or delivery of its materials. Except as set forth below, each request for disbursement will be made only after completion of the replacement for which disbursement is requested. The Borrower will provide the Mortgage Lender evidence satisfactory to the Mortgage Lender in its reasonable judgment of such completion or performance.

If (i) the cost of any item of required work exceeds $100,000, a request for disbursement from the Replacement Reserve Account may be made after completion of a portion of the work under such contract, provided that (A) the materials for which the request is made are on site at the Mortgaged Property and are properly secured or have been installed in the Mortgaged Property, (B) all other conditions in the McDonald’s Global HQ Loan Agreement for disbursement have been satisfied, and (C) funds remaining in the Replacement Reserve Account are, in the Mortgage Lender’s judgment, sufficient to complete such replacements and other replacements when required.

If such disbursement request is for any required work that would reasonably require an inspection of the Mortgaged Property, the Mortgage Lender may inspect the Mortgaged Property, at the Borrower’s expense, to verify completion of the required work for which reimbursement is sought. In addition, before any disbursement, the Mortgage Lender may, at its option, required the Borrower to provide the Mortgage Lender with a title search of the Mortgaged Property effective to the date of the disbursement.

All sums on deposit in the Replacement Reserve Account will be disbursed to the Borrower upon the earliest to occur of (i) payment in full of the Debt, (ii) the release of the lien of the Mortgage (and all related obligations) in accordance with the terms of the McDonald’s Global HQ Loan Agreement and the other McDonald’s Global HQ Loan Documents, provided no McDonald’s Global HQ Whole Loan Event of Default is then continuing. In addition, any sums on deposit in the Replacement Reserve Account solely as a result of the Replacement Reserve Monthly Deposits during a Cash Sweep Period will be disbursed to the Borrower upon the discontinuation of the applicable Cash Sweep Period, provided no other Cash Sweep Period is then in effect and no McDonald’s Global HQ Whole Loan Event of Default is then continuing.

Leasing Reserve Account

A Leasing Reserve Account has been established into which the Borrower is required to deposit (1) the sum of $95,836.33 (the “Leasing Reserve Monthly Deposit”) on each Payment Date during a Cash Sweep Period and (2) any sum or termination fee payable to the Borrower in connection with any tenant’s election to exercise any early termination option contained in its respective lease of space at the Mortgaged Property or in connection with any other termination, amendment or modification of any lease, reduction of rents, shortening on the term or surrender of space thereunder on the date of the Borrower’s receipt of such amounts, in each case, for the payment of leasing commissions and tenant improvements for the Mortgaged Property.

Provided that no Mortgage Loan Event of Default is continuing, funds in the Leasing Reserve Account will be disbursed to the Borrower in compliance with the following terms and conditions of the McDonald’s Global HQ Loan Agreement: (1) the request for disbursement is an amount equal to the lesser of (x) $10,000 or (y) the total cost of the required work for which the disbursement is requested, and (2) the request for disbursement is accompanied by a certification from the Borrower stating that all required work to be funded by the requested disbursement has been performed in accordance with all applicable legal requirements and such required work has been completed lien free and will be paid in full upon disbursement of the requested funds. In addition, each request for disbursement in excess of $100,000 will be on a form provided or approved by the Mortgage Lender and will (i) include copies of invoices for all items or materials purchased and all labor or services provided, (ii) specify (A) the required work for which the disbursement is requested, (B) the quantity and price of each item purchased, if the required work includes the purchase or replacement of specific items, (C) the price of all materials (grouped by type or category) used in any required work other than the purchase or replacement of specific items, and (D) the cost of all contracted material, labor or other services applicable to each required work for which such request for disbursement is made, (iii) if reasonably requested by the Mortgage Lender, include conditional lien waivers from each contractor, supplier, materialman, mechanic or subcontractor with respect to the completion of its work or delivery of its materials, and (iv) include, if such request for disbursement is in connection with tenant improvements, a certificate from an authorized officer of the Borrower stating that the tenant improvements have been completed in a manner satisfactory and acceptable to such tenants and/or, if such request for disbursement is in connection with leasing commissions, a certificate from an authorized officer of the Borrower that no further sums are due to it in connection with the applicable lease. Except as set forth below, each request for disbursement will be made only after completion of the tenant improvement for which disbursement is requested. The Borrower will provide the Mortgage Lender evidence satisfactory to the Mortgage Lender in its reasonable judgment of such completion or performance.

If (i) the cost of any item of required work exceeds $100,000, a request for disbursement from the Replacement Reserve Account may be made after completion of a portion of the work under such contract, provided that (A) the materials for which the request is made are on site at the Mortgaged Property and are properly secured or have been installed in the Mortgaged Property, (B) all other conditions in the McDonald’s Global HQ Loan Agreement for disbursement have been satisfied, and (C) funds remaining in the Leasing Reserve Account are, in the Mortgage Lender’s judgment, sufficient to complete such tenant improvement and other tenant improvements when required.

If such disbursement request is for any required work that would reasonably require an inspection of the Mortgaged Property, the Mortgage Lender may inspect the Mortgaged Property, at the Borrower’s expense, to verify completion of the required work for which reimbursement is sought. In addition, before any disbursement, the Mortgage Lender may, at its option, required the Borrower to provide Mortgage Lender with a title search of the Mortgaged Property effective to the date of the disbursement.

All sums on deposit in the Leasing Reserve Account will be disbursed to the Borrower upon the earliest to occur of (i) payment in full of the Debt or (ii) the release of the lien of the Mortgage (and all related obligations) in accordance with the terms of the McDonald’s Global HQ Loan Agreement and the other McDonald’s Global HQ Loan Documents, provided no McDonald’s Global HQ Whole Loan Event of Default is then continuing. In addition, any sums on deposit in the Leasing Reserve Account solely as a result of the Leasing Reserve Monthly Deposits during a Cash Sweep Period will be disbursed to the Borrower upon the discontinuation of the applicable Cash Sweep Period, provided no other Cash Sweep Period is then in effect and no McDonald’s Global HQ Whole Loan Event of Default is then continuing.

Tax and Insurance Reserve Account

A Tax and Insurance Reserve Account has been established into which the Borrower will deposit on each Payment Date during a Cash Sweep Period an amount equal to (i) one-twelfth of the taxes and assessments that the Mortgage Lender reasonably estimates will be payable during the next ensuing 12 months or such higher amount necessary to accumulate sufficient funds to pay all such taxes and assessments at least 30 days prior to the earlier of the date that the same will become delinquent and the date additional charges or interest will accrue due to non-payment thereof and (ii) except to the extent the Mortgage Lender has waived in writing the insurance escrow because the insurance required under the McDonald’s Global HQ Loan Documents is maintained under a blanket insurance policy acceptable to the Mortgage Lender, one-twelfth of the insurance premiums that the Mortgage Lender estimates will be payable for the renewal of the coverage afforded by the insurance policies upon the expiration thereof or such higher amount necessary to accumulate with the Mortgage Lender sufficient funds to pay all insurance premiums at least 30 days prior to the expiration of the insurance policies.

All sums on deposit in the Tax and Insurance Reserve Account will be disbursed to the Borrower upon the earliest to occur of (i) payment in full of the Debt, (ii) the release of the lien of the Mortgage (and all related obligations) in accordance with the terms of the McDonald’s Global HQ Loan Agreement and the other McDonald’s Global HQ Loan Documents, or (iii) the discontinuation of the applicable Cash Sweep Period (provided no other Cash Sweep Period is then in effect), provided, in each case, no McDonald’s Global HQ Whole Loan Event of Default is then continuing.

Free Rent Reserve Account

A Free Rent Reserve Account has been established into which the Borrower deposited $6,161,307.01 on the McDonald’s Global HQ Loan Origination Date, which amount represented future rent credits or abatements under existing leases at the Mortgaged Property. Provided no McDonald’s Global HQ Whole Loan Event of Default is continuing, the Mortgage Lender will disburse the Free Rent Reserve Funds in accordance with a schedule attached to the McDonald’s Global HQ Loan Agreement. All sums on deposit in the Free Rent Reserve Account will be disbursed to the Borrower upon the earliest to occur of (i) payment in full of the Debt or (ii) the release of the Lien of the Mortgage (and all related obligations) in accordance with the terms of the McDonald’s Global HQ Loan Agreement and the other McDonald’s Global HQ Loan Documents, provided no McDonald’s Global HQ Whole Loan Event of Default is then continuing.

Excess Cash Reserve Account

An Excess Cash Reserve Account has been established into which, on each scheduled Payment Date during a Cash Sweep Period, all available cash after application of the priority of required payments will be deposited and held as additional security for the McDonald’s Global HQ Whole Loan. Any funds in the Excess Cash Reserve Account will be disbursed to an account designated by the Borrower upon the earlier to occur of (a) payment in full of the McDonald’s Global HQ Whole Loan, (b) the release of the lien of the Mortgage (and all related obligations) in accordance with the terms of the McDonald’s Global HQ Loan Agreement and the other McDonald’s Global HQ Loan Documents or (c) the discontinuation of the applicable Cash Sweep Period (so long as no other Cash Sweep Period is then in effect). Notwithstanding the foregoing, in the event a Cash Sweep Period occurs twice during the term of the Mortgage Loan, the Borrower will not be entitled to any disbursement of the funds in the Excess Cash Reserve Account during the remaining term of the Mortgage Loan and the Cash Sweep Period will continue.

Security for the McDonald’s Global HQ Whole Loan

The McDonald’s Global HQ Whole Loan will be secured by (i) the Mortgage, Assignment of Leases and Rents, and Security Agreement (the “Mortgage”), which creates a first priority lien on the Borrower’s fee interest in the Mortgaged Property (including, among other things, the Borrower’s interests in improvements, easements, equipment, fixtures, personal property, leases, rents, Insurance Proceeds, condemnation awards, letter-of-credit rights, Reserve Accounts, escrow accounts, the Cash Management Account and the Deposit Account, in each case, with respect to the Mortgaged Property) and (ii) the other McDonald’s Global HQ Loan Documents, which include an assignment of the Borrower’s rights under the Management Agreement together with subordination and attornment by the Manager under the Management Agreement (as more particularly described under “Description of the Management Subordination Agreement” below).

Non-Recourse Provisions and Exceptions

Recourse on the McDonald’s Global HQ Whole Loan generally may be had only against the Mortgaged Property. Recourse may, however, be had against the Borrower for losses arising out of or in connection with the following:

(i)    fraud or intentional misrepresentation by an Exculpated Party in connection with the execution and the delivery of the McDonald’s Global HQ Loan Agreement, the Notes, the Mortgage, any of the other McDonald’s Global HQ Loan Documents, or any certificate, report, financial statement or other instrument or document furnished to the Mortgage Lender at the time of the closing of the McDonald’s Global HQ Whole Loan or during the term of the McDonald’s Global HQ Whole Loan;

(ii)    gross negligence or willful misconduct of an Exculpated Party;

(iii)    any Exculpated Party’s misapplication or misappropriation of rents received by the Borrower during the continuance of a McDonald’s Global HQ Whole Loan Event of Default;

(iv)    any Exculpated Party’s misapplication or misappropriation of tenant security deposits (including the failure to deliver to the Mortgage Lender tenant security deposits upon foreclosure or deed in lieu thereof, to the extent not applied in accordance with the applicable leases prior to the occurrence of an McDonald’s Global HQ Whole Loan Event of Default) or rents collected in advance;

(v)    misapplication or the misappropriation of any Insurance Proceeds or condemnation awards by any Exculpated Party;

(vi)    the Borrower’s failure to pay property taxes, insurance premiums, other charges (provided that there will be no liability under the McDonald’s Global HQ Loan Agreement to the extent that (A) sums sufficient to pay such amounts have been deposited in escrow with the Mortgage Lender pursuant to the terms of the McDonald’s Global HQ Loan Agreement and the Borrower has not made a claim against such escrowed amounts or otherwise taken action to restrict the Mortgage Lender from applying such sums for the purpose of paying such items and the Mortgage Lender’s access to such funds has not been constrained or restricted in any manner, or (B) there is insufficient cash flow from the operation of the Mortgaged Property to pay such items), charges for labor or materials or other charges that can create liens on the Mortgaged Property beyond any applicable notice and cure periods specified in the McDonald’s Global HQ Loan Agreement;

(vii)    the Borrower’s failure to return or to reimburse the Mortgage Lender for all personal property taken from the Mortgaged Property by or on behalf of the Borrower and not replaced with personal property of the same utility and of the same or greater value;

(viii)    material physical waste to the Mortgaged Property caused by the intentional acts or omissions of any Exculpated Party when there is sufficient cash flow from the operation of the Mortgaged Property to avoid such waste from occurring;

(ix)    the Borrower’s failure during the continuance of any McDonald’s Global HQ Whole Loan Event of Default to (A) deliver to the Mortgage Lender promptly upon demand all rents and books and records relating to the Mortgaged Property or (B) comply with all written notices and instructions of the Mortgage Lender delivered pursuant to the terms of the Assignment of Management Agreement;

(x)    any litigation or other legal proceeding related to the Debt filed by any Exculpated Party that delays, opposes, impedes, obstructs, hinders, enjoins or otherwise interferes with or frustrates the efforts of the Mortgage Lender to exercise any rights and remedies available to the Mortgage Lender as provided in the McDonald’s Global HQ Loan Agreement and the other McDonald’s Global HQ Loan Documents;

(xi)    criminal acts of any Exculpated Party resulting in the forfeiture or seizure of the Mortgaged Property or any portion thereof;

(xii)    breach by the Borrower of certain representations, warranties or covenants relating to cash management in the McDonald’s Global HQ Loan Agreement;

(xiii)    breach of any single purpose entity representation, warranty or covenant of the Borrower in the McDonald’s Global HQ Loan Agreement;

(xiv)    any of the terms, covenants or conditions of the McDonald’s Lease will in any manner be modified, changed, supplemented, altered, or amended in any material respect without the prior written consent of the Mortgage Lender except as expressly permitted by the McDonald’s Global HQ Loan Agreement or any other McDonald’s Global HQ Loan Document;

(xv)    any reasonable and documented costs or expenses incurred by the Mortgage Lender in connection with curing any breach or default by the Borrower under the McDonald’s Lease; or

(xvi)    the rights of McDonald’s set forth in Article 39 (relating to equity participation in sale proceeds, and right of first offer on sale of the Mortgaged Property) of the McDonald’s Lease.

In addition, the McDonald’s Global HQ Whole Loan will be fully recourse to the Borrower in the event:

(i)    of a breach by the Borrower of any of the single purpose entity covenants in the McDonald’s Global HQ Loan Agreement that is cited as a factor in a court’s decision that results in a substantive consolidation (other than a substantive consolidation petitioned for or joined in by the Mortgage Lender) of the Borrower with any other person in a proceeding under any Creditor’s Rights Laws;

(ii)    the Borrower incurs any indebtedness other than the Permitted Indebtedness without the prior written consent of the Mortgage Lender or except as expressly permitted in the McDonald’s Global HQ Loan Agreement;

(iii)    the occurrence of a transfer of the Mortgaged Property, or any part thereof or any legal or beneficial interest in the Mortgaged Property, or any transfer of an interest in any Restricted Party or the dissolution of a Restricted Party, in each case unless otherwise expressly permitted in the McDonald’s Global HQ Loan Agreement;

(iv)    the Mortgaged Property or any part thereof will become an asset in a bankruptcy or insolvency proceeding initiated by the Borrower;

(v)    the Borrower, the Guarantor or any Affiliate, officer, director, or representative which controls, directly or indirectly, the Borrower or the Guarantor files, or joins in the filing of, an involuntary petition against the Borrower under any Creditors’ Rights Laws, or solicits or causes to be solicited petitioning creditors or colludes with petitioning creditors for the filing of any involuntary petition against the Borrower from any person or entity under any Creditor’s Rights Laws;

(vi)    the Borrower files an answer consenting to or otherwise fails to oppose any involuntary petition filed against it, by any other person or entity under any Creditors’ Rights Laws, unless there is no good faith defense to such involuntary petition, or solicits or causes to be solicited petitioning creditors for any involuntary petition from any person or entity;

(vii)    any affiliate, officer, director, or representative which controls the Borrower consents to or acquiesces in or joins in an application for the appointment of a custodian, receiver, trustee, or examiner for the Borrower or any portion of the Mortgaged Property;

(viii)    if the Borrower voluntarily avails itself of the benefits of any Emergency Law or otherwise voluntarily exercises any right or option under any Emergency Law and any such Emergency Law either (y) permits a borrower to defer or otherwise elect not to pay any amounts as and when due under the McDonald’s Global HQ Loan Documents or (z) prevents the Mortgage Lender, or requires the Mortgage Lender to forbear from, exercising any rights or remedies that the Mortgage Lender would otherwise have available under the McDonald’s Global HQ Loan Documents and legal requirements but for the passage of an Emergency Law; or

(ix)    the McDonald’s Lease is terminated prior to the Maturity Date because of (A) the Borrower’s rejection of the McDonald’s Lease in a bankruptcy proceeding, (B) the occurrence of a default or an event of default by the Borrower under the McDonald’s Lease or (C) the Borrower’s acquiescence in writing, or failure to oppose in a court proceeding, the rejection of the McDonald’s Lease by any other party.

Pursuant to the Guaranty Agreement executed by the Guarantor for the benefit of the Mortgage Lender on the McDonald’s Global HQ Loan Origination Date (the “Guaranty”), the Guarantor agreed to guaranty to the Mortgage Lender the Borrower’s obligations set forth above under this heading “Non-Recourse Provisions and Exceptions”.

“Creditors’ Rights Laws” means with respect to any person any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization, conservatorship, arrangement, adjustment, winding up, liquidation, dissolution, assignment for the benefit of creditors, composition or other relief with respect to its debts or debtors.

“Emergency Law” means any legal requirement related to, in connection with, or in response to any epidemic, pandemic and/or widespread medical emergency, including, without limitation, the COVID-19 pandemic.

“Exculpated Party” means (i) the Borrower, (ii) the Guarantor, (iii) any affiliate of the Borrower, (iv) any person or entity owning, directly or indirectly, any legal or beneficial interest in the Borrower or any affiliate of the Borrower or (v) any direct or indirect limited partner, member, principal, officer, beneficiary, trustee, advisor, shareholder, employee, agent, affiliate or director of any person or entity described in clauses (i) through (v) above.

“Guarantor” means William I. Snyder or any Approved Transferee that replaces him in such capacity in accordance with the terms of the McDonald’s Global HQ Loan Agreement.

Representations and Warranties

In the McDonald’s Global HQ Loan Agreement, the Borrower made the representations and warranties set forth in Exhibit C to this free writing prospectus as of the McDonald’s Global HQ Loan Origination Date.

Certain Single Purpose Entity Loan Covenants

The Borrower covenanted in the McDonald’s Global HQ Loan Agreement that, among other things, it is and will be a “Special Purpose Entity”, which means a limited liability company that meets the requirements more particularly set forth under item 44 in Exhibit C to this free writing prospectus.

Casualty and Condemnation

If (i) the Mortgaged Property is damaged or destroyed, in whole or in part, by fire or other casualty (a “Casualty”) or (ii) any part of the Mortgaged Property, interest in the Mortgaged Property or right accruing to the Mortgaged Property is temporarily or permanently taken by any governmental authority as the result of condemnation or eminent domain (a “Condemnation”), the Borrower will be required to promptly notify the Mortgage Lender and promptly commence and diligently perform the Restoration of the Mortgaged Property.

In the event of a Casualty, the Borrower may settle and adjust all such claims that are in amounts less than the Restoration Threshold and the Mortgage Lender has the right to approve any adjustment of claims for Insurance Proceeds in amounts equal to or in excess of the Restoration Threshold; provided, however, that if a McDonald’s Global HQ Whole Loan Event of Default has occurred and is continuing, the Mortgage Lender will have the exclusive right to participate in the adjustment of claims for Insurance Proceeds. The Borrower will cooperate with the Mortgage Lender in obtaining for the Mortgage Lender the benefits of any Insurance Proceeds lawfully or equitably payable in connection with the Mortgaged Property and the Borrower will reimburse the Mortgage Lender for any expenses incurred by the

Mortgage Lender in connection therewith, including without limitation, reasonable out-of-pocket attorneys’ fees. In the event of a Condemnation, the Borrower will diligently prosecute any such proceedings; provided that the Borrower must consult with the Mortgage Lender, its attorneys and experts and cooperate with them in the carrying on or defense of such proceedings.

In the event of a Casualty, the Borrower will be required to pay all costs of Restoration whether or not such costs are covered by insurance. In the event of a Condemnation, the Borrower is required to continue paying the McDonald’s Global HQ Whole Loan at the time and in the manner provided for in the McDonald’s Global HQ Loan Documents, and the McDonald’s Global HQ Whole Loan will not be reduced until any condemnation proceeds have been actually received and applied by the Mortgage Lender, after the deduction of expenses of collection, to the reduction or discharge of the McDonald’s Global HQ Whole Loan.

In connection with the Restoration of the Mortgaged Property, if the Net Proceeds are less than the Restoration Threshold, and the costs of completing the Restoration is less than the Restoration Threshold, the Net Proceeds will be available to the Borrower for Restoration upon receipt of the Borrower’s written undertaking to expeditiously commence and satisfactorily complete with due diligence the Restoration in accordance with the terms of the McDonald’s Global HQ Loan Agreement.

If the Net Proceeds are equal to or greater than the Restoration Threshold or the costs of completing the Restoration are equal to or greater than the Restoration Threshold, the Net Proceeds will be available to the Borrower for the Restoration provided that each of the following conditions are met:

(i)    no McDonald’s Global HQ Whole Loan Event of Default has occurred and is continuing;

(ii)    (a) in the event the Net Proceeds are Insurance Proceeds, less than 30% of the total floor area of the improvements on the Mortgaged Property has been damaged, destroyed or rendered unusable as a result of such Casualty and the amount of damage does not exceed 30% of the Mortgaged Property’s fair market value (as reasonably determined by the Mortgage Lender) immediately prior to the occurrence of such Casualty, or (b) in the event the Net Proceeds are condemnation proceeds, less than 15% of the land constituting the Mortgaged Property is taken, such land is located along the perimeter or periphery of the Mortgaged Property, and less than 25% of the aggregate floor area of the improvements is taken and the taking does not exceed 15% of the Mortgaged Property’s fair market value immediately prior to the occurrence of such taking;

(iii)    Leases covering in the aggregate at least 65% of the total rentable space in the Mortgaged Property which has been demised under executed and delivered leases in effect as of the date of the occurrence of such Casualty or Condemnation, whichever the case may be and each Major Lease in effect as of such date will remain in full force and effect during and after the completion of the Restoration without abatement of rent beyond the time required for Restoration;

(iv)    the Borrower commences the Restoration as soon as reasonably practicable (but in no event later than 60 days after such Casualty or Condemnation, whichever the case may be, occurs) and diligently pursues the same to satisfactory completion;

(v)    the Mortgage Lender is satisfied that all scheduled payments of principal and interest under the Note, which will be incurred during the period of Restoration will be covered out of the Net Proceeds, loss of rent or business interruption Insurance Proceeds, or other funds of the Borrower;

(vi)    the Mortgage Lender is satisfied that the Restoration will be completed on or before the earliest of (a) six months prior to the Maturity Date, (b) the earliest date required for such completion under the terms of any leases, REAs or other agreements, (c) such time as may be required under applicable zoning law, ordinance, rule or regulation, or (d) the expiration of loss of rent or business interruption insurance;

(vii)    the Mortgage Lender is satisfied that the fair market value and cash flow from the Mortgaged Property after the Restoration will not be less than the fair market value and cash flow immediately prior to the Casualty or Condemnation, as applicable;

(viii)    the Mortgaged Property and the use of the Mortgaged Property after the Restoration will be in compliance with and permitted under all legal requirements and Major Leases, REAs and other agreements affecting the Mortgaged Property;

(ix)    the Restoration is completed by the Borrower in an expeditious and diligent fashion and in a workmanlike manner and will be in compliance with all legal requirements;

(x)    the Casualty or Condemnation will not result in the loss of access to the Mortgaged Property or the improvements that would reasonably be expected to have a material adverse effect;

(xi)    the Borrower delivers, or causes to be delivered, to the Mortgage Lender a detailed budget certified by the Borrower’s architect or engineer setting forth the entire cost of completing the Restoration, which budget will be acceptable to the Mortgage Lender, together with complete plans and specifications for the Restoration; and

(xii)    the Net Proceeds together with any cash or cash equivalent deposited by the Borrower with the Mortgage Lender are sufficient in the Mortgage Lender’s reasonable judgment to cover the cost of the Restoration.

Net Proceeds will be available to the Borrower during the course of the Restoration, upon receipt of evidence satisfactory to the Mortgage Lender that (i) all conditions precedent to such advance have been satisfied, (ii) all materials installed and work and labor performed (except to the extent that they are to be paid for out of the requested disbursement) in connection with the related Restoration item has been paid in full, and (iii) no unbonded or uninsured notices of pendency, stop orders, mechanic’s or materialman’s liens, or any other liens or encumbrances of any nature exist on the Mortgaged Property.

All plans and specifications are subject to prior review and acceptance in all respects by the Mortgage Lender and an independent consulting engineer selected by the Mortgage Lender (the “Restoration Consultant”). The Mortgage Lender will not be obligated to make Net Proceeds available to the Borrower in excess of costs actually incurred for work in place as part of the Restoration, as certified by the Restoration Consultant, minus a retained amount equal to 10% of the costs actually incurred for work in place as part of the Restoration (which percentage will be reduced to 5% upon the Mortgage Lender’s receipt of satisfactory evidence that 50% of the Restoration has been completed). If Net Proceeds will not be sufficient to pay the full balance of the Restoration costs, the Borrower will be required to deposit the deficiency (the “Net Proceeds Deficiency”) with the Mortgage Lender before any further disbursement of the Net Proceeds will be made. Any excess Net Proceeds and the remaining balance of the Net Proceeds Deficiency will be required to be remitted by the Mortgage Lender to the

Borrower if (i) the Restoration Consultant certifies to the Mortgage Lender that the Restoration has been completed, (ii) all costs incurred in connection with the Restoration have been paid in full and (iii) no McDonald’s Global HQ Whole Loan Event of Default has occurred and is continuing. The Borrower will be required to pay all costs and expenses incurred by the Mortgage Lender in connection with making the Net Proceeds available for the Restoration. The Mortgage Lender will not be obligated to make Net Proceeds available to the Borrower more frequently than once every calendar month.

Notwithstanding the foregoing, Insurance Proceeds from rent loss or business interruption coverage, as applicable, maintained by the Borrower will be controlled by the Mortgage Lender and will be used solely for the payment of obligations under the McDonald’s Global HQ Loan Documents and operating expenses, pursuant to the annual budget.

Net Proceeds will constitute additional security for the McDonald’s Global HQ Whole Loan in accordance with the McDonald’s Global HQ Loan Agreement.

Notwithstanding anything to the contrary, following a securitization of the loan, if, after a taking of any portion of the Mortgaged Property by a condemning authority, the ratio of the unpaid principal balance of the McDonald’s Global HQ Whole Loan to the value of the remaining Mortgaged Property (as determined by the Mortgage Lender using any commercially reasonable valuation method, but based solely on the value of real property and excluding personal property and going-concern value) (the “LTV Ratio”) is greater than 125%, then the Borrower will be required to repay a portion of the principal balance of the Debt, without the payment of any prepayment premiums, fee and penalty, by an amount equal to the least of the following amounts: (i) all Condemnation Proceeds, (ii) the fair market value of such portion of the Mortgaged Property taken at the time of the taking and (iii) an amount such that the LTV Ratio following the taking is not greater than the LTV Ratio immediately prior to the taking.

All Net Proceeds not required to be made available for the Restoration, returned to the Borrower as excess Net Proceeds, or in the case of Condemnation Proceeds, applied by the Mortgage Lender pursuant to the immediately prior paragraph, may (i) be retained and applied by the Mortgage Lender toward the payment of the Debt whether or not then due and payable in such order, priority and proportions as the Mortgage Lender in its sole discretion will deem proper, or (ii) at the sole discretion of the Mortgage Lender, the same may be paid, either in whole or in part, to the Borrower for such purposes and upon such conditions as the Mortgage Lender will designate. If the Mortgage Lender receives and retains the Net Proceeds, the Debt will be reduced only by the amount received and retained by the Mortgage Lender and actually applied by the Mortgage Lender to the reduction thereof; provided, however, that in the event the Net Proceeds are applied to the Debt due to the Mortgage Lender not making the Net Proceeds available for Restoration and such Net Proceeds are not sufficient to repay the Debt in its entirety, then for so long as no McDonald’s Global HQ Whole Loan Event of Default has occurred and is continuing, the Borrower may prepay the remainder of the outstanding Debt in compliance with the McDonald’s Global HQ Loan Agreement, without the requirement for defeasance or the payment of any prepayment premiums, fee or penalty, provided (a) the Borrower delivers to the Mortgage Lender written notice of its election to prepay the outstanding Debt within 10 days following receipt of the Mortgage Lender’s notice to apply Net Proceeds to the reduction of the Debt and (2) the Borrower’s prepayment is made within 90 days of making its election.

“Award” means any compensation paid by any governmental authority in connection with a Condemnation in respect of all or any part of the Mortgaged Property.

“Net Proceeds” means (i) the net amount of all insurance proceeds payable as a result of a Casualty (excluding insurance proceeds from rent loss, liability or workers’ compensation coverage), after deduction of its reasonable costs and expenses (including, but not limited to, reasonable counsel fees and disbursements), if any, in collecting the same (“Insurance Proceeds”), or (ii) the net amount of the Award as a result of a Condemnation, after deduction of its reasonable costs and expenses (including, but not limited to, reasonable counsel fees and disbursements), if any, in collecting the same (“Condemnation Proceeds”), whichever the case may be.

“REA” means any construction, operation and reciprocal easement agreement or similar agreement (including any separate agreement or other agreement between the Borrower and one or more other parties to an REA with respect to such REA) affecting the Property or portion thereof.

“Restoration” means, following the occurrence of a Casualty or a Condemnation which is of a type necessitating the repair of the Mortgaged Property, the completion of the repair and restoration of the Mortgaged Property to a condition such that the Mortgaged Property will be at least equal in value to that immediately prior to such Casualty or Condemnation, and as near as possible to the condition the Mortgaged Property was in immediately prior to such Casualty or Condemnation, with such alterations as may be reasonably approved by the Mortgage Lender.

“Restoration Threshold” means an amount equal to the lesser of (i) 5% of the outstanding principal balance of the McDonald’s Global HQ Whole Loan or (ii) $2,500,000.

Permitted Indebtedness

The Borrower is not permitted to create, incur or assume any indebtedness other than (i) the Debt, (ii) unsecured trade payables incurred in the ordinary course of business with trade creditors relating to the ownership and operation of the Mortgaged Property that (A) are not evidenced by a note, (B) are on commercially reasonable terms and conditions and (C) are paid within 60 days of the date incurred, and (iii) financing leases and purchase money indebtedness incurred in the ordinary course of business relating to personal property on commercially reasonable terms and conditions; provided, however, that the aggregate amount of the indebtedness described in clauses (ii) and (iii) above may not exceed at any time 2% of the outstanding principal amount of the McDonald’s Global HQ Whole Loan (collectively, “Permitted Indebtedness”).

McDonald’s Global HQ Whole Loan Events of Default

The occurrence of any of the following events will constitute an event of default under the McDonald’s Global HQ Whole Loan (each, a “McDonald’s Global HQ Whole Loan Event of Default”):

(i)    if any portion of the Debt is not paid on or prior to the date the same is due or if the entire Debt is not paid on or before the Maturity Date;

(ii)    except as otherwise expressly provided in the McDonald’s Global HQ Loan Documents, if any of the property taxes or other charges are not paid when the same are due and payable unless there is sufficient money in the Tax and Insurance Reserve Account for payment of such amounts the due and payable and the Mortgage Lender’s access to such money has not been constrained or restricted in any manner;

(iii)    if (a) the insurance policies are not kept in full force and effect, (b) the Acord 28 (or similar) certificate is not delivered to the Mortgage Lender in accordance with the McDonald’s Global HQ Loan Agreement or (c) certified copies of the insurance policies are not delivered to the Mortgage Lender promptly upon request;

(iv)    if (a) the Borrower breaches in any material respect any covenant or (b) there is a transfer of the Mortgaged Property, or any part thereof or of any legal or beneficial interest in the Mortgaged Property, or any transfer of an interest in any Restricted Party or the dissolution of a Restricted Party, in each case unless otherwise expressly permitted in the McDonald’s Global HQ Loan Agreement;

(v)    if any representation or warranty of, or with respect to, the Borrower or the Guarantor or any member, general partner, principal or beneficial owner of any of the foregoing, made in the McDonald’s Global HQ Loan Agreement, in any other McDonald’s Global HQ Loan Document, or in any certificate, report, financial statement or other instrument or document furnished to the Mortgage Lender at the time of the closing of the McDonald’s Global HQ Whole Loan or during the term of the McDonald’s Global HQ Whole Loan will have been false or misleading in any material respect when made;

(vi)    if any of the assumptions contained in the non-consolidation opinion or in any new non-consolidation opinion, is or will become untrue in any material respect;

(vii)    if (a) the Borrower, or any managing member or general partner of the Borrower or the Guarantor commences any case, proceeding or other action (1) under any Creditors’ Rights Laws, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, or (2) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets, or the Borrower, any managing member or general partner of the Borrower or the Guarantor makes a general assignment for the benefit of its creditors; or (b) any case, proceeding or other action of a nature referred to in clause (a) above is commenced against the Borrower, any managing member or general partner of the Borrower or the Guarantor which (1) results in the entry of an order for relief or any such adjudication or appointment and (2) remains undismissed, undischarged or unbonded for a period of ninety days; or (c) any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets is commenced against the Borrower, any managing member or general partner of the Borrower or the Guarantor which results in the entry of any order for any such relief which will not have been vacated, discharged, or stayed or bonded pending appeal within ninety days from the entry thereof; or (d) the Borrower, any managing member or general partner of the Borrower or the Guarantor takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (a), (b) or (c) above; or (e) the Borrower is generally not, or will be unable to, or admits in writing its inability to, pay its debts as they become due;

(viii)    if the Borrower will be in default beyond applicable notice and grace periods under any other mortgage, deed of trust, deed to secure debt or other security agreement covering any part of the Mortgaged Property, whether it be superior or junior in lien to the Mortgage;

(ix)    if the Mortgaged Property becomes subject to any mechanic’s, materialman’s or other lien other than a lien for any taxes or other charges not then due and payable and the lien will remain undischarged of record (by payment, bonding or otherwise) for a period of 30 days;

(x)    if any federal tax lien is filed against the Borrower, any member or general partner of the Borrower or the Guarantor or the Mortgaged Property and the same is not discharged of record (by payment, bonding or otherwise) within 30 days after same is filed;

(xi)    if a judgment is filed against the Borrower in excess of $500,000 which is not vacated, dismissed, discharged or bonded over within 30 days, except in the event that such judgment is covered by applicable insurance in an amount not exceeding $500,000 under the amount of such judgment (not including deductibles);

(xii)    if any default occurs under any guaranty or indemnity executed in connection with the McDonald’s Global HQ Whole Loan and such default continues after the expiration of applicable grace periods, if any;

(xiii)    if the Borrower permits any event within its control to occur that would cause any REA to terminate without notice or action by any party thereto or would entitle any party to terminate any REA and the term thereof by giving notice to the Borrower; or any REA is surrendered, terminated or canceled for any reason or under any circumstance whatsoever except as provided for in such REA; or any term of any REA is modified or supplemented without the Mortgage Lender’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; or the Borrower fails, within 10 business days after demand by the Mortgage Lender, to exercise its option to renew or extend the term of any REA or fails or neglects to pursue diligently all actions necessary to exercise such renewal rights pursuant to such REA except as provided for in such REA;

(xiv)    if the Borrower breaches in any material respect certain covenants requiring deposits to the Deposit Account and Cash Management Account in the McDonald’s Global HQ Loan Agreement and such breach continues for two business days after written notice from the Mortgage Lender;

(xv)    if any representation and/or covenant herein relating to sanctions, anti-corruption laws, anti-money-laundering laws, the Defense Production Act of 1950 (the “Defense Production Act”) and the Committee on Foreign Investment in the United States (“CFIUS”) matters is breached;

(xvi)    if (a) a breach or default by the Borrower under any condition or obligation contained in the McDonald’s Lease is not cured within any applicable cure period provided in the McDonald’s Lease, (ii) there occurs any other event or condition that gives McDonald’s a right to terminate or cancel the McDonald’s Lease, or (iii) any of the terms, covenants or conditions of the McDonald’s Lease are in any manner be modified, changed, supplemented, altered, or amended in any material respect without the prior written consent of the Mortgage Lender except as expressly permitted by the McDonald’s Global HQ Loan Agreement or any other McDonald’s Global HQ Loan Document; or

(xvii)    if the Borrower will continue to be in default under any other term, covenant or condition of the McDonald’s Global HQ Loan Agreement or any of the McDonald’s Global HQ Loan Documents not covered in the foregoing clauses for more than ten days after notice from the Mortgage Lender in the case of any default which can be cured by the payment of a sum of money or for 30 days after written notice from the Mortgage

Lender in the case of any other default; provided that if such default (other than any default which can be cured by the payment of a sum of money) cannot reasonably be cured within such 30 day period and the Borrower will have commenced to cure such default within such 30 day period and thereafter diligently and expeditiously proceeds to cure the same, such 30 day period will be extended for so long as it will require the Borrower in the exercise of due diligence to cure such default, it being agreed that no such extension will be for a period in excess of 60 days.

Upon the occurrence and during the continuance of a McDonald’s Global HQ Whole Loan Event of Default, the Mortgage Lender may take any action it deems advisable to protect and enforce its rights against the Borrower and the Mortgaged Property, including, among other things: (a) accelerating the Maturity Date, (b) foreclosing on the Mortgage and (c) applying amounts on deposit in the Reserve Accounts to pay the Debt.

Environmental Indemnification

The Borrower and the Guarantor entered into an Environmental Indemnity Agreement (the “Environmental Indemnity”) in favor of the Mortgage Lender on the McDonald’s Global HQ Loan Origination Date.

In the Environmental Indemnity, the Borrower and Guarantor covenanted that so long as the Borrower owns, manages, is in possession of or otherwise controls the operation of the Mortgage Property, among other things, (i) all uses and operations on or of the Mortgaged Property, whether by the Borrower, the Guarantor or any other person affiliated with the Borrower or the Guarantor and any tenant or other authorized user of the Mortgaged Property, will be in compliance with all Environmental Laws and permits issued pursuant thereto; (ii) there will be no releases of hazardous materials in, on, under or from the Mortgaged Property except in compliance with all Environmental Laws and permits issued pursuant thereto; (iii) there will be no hazardous materials in, on or under the Mortgaged Property, except those that are both (a) in compliance with all Environmental Laws and with permits issued pursuant thereto, if and to the extent required, and (b) (1) in amounts not in excess of that necessary to operate the Mortgaged Property for the purposes set forth in the McDonald’s Global HQ Loan Documents or (2) fully disclosed to and approved by the Mortgage Lender in writing or (3) with respect to mold, not in a condition, location or of a type which may pose a risk to human health or safety or the environment or which may result in damage to or would adversely affect or impair the value or marketability of the Mortgaged Property; (iv) the Borrower and the Guarantor will keep the Mortgaged Property free and clear of all Environmental Liens; (v) the Borrower and the Guarantor will, at their sole cost and expense, fully and expeditiously cooperate in all activities required under any operations and maintenance program with respect to the Mortgaged Property, including but not limited to providing all relevant information and making knowledgeable persons available for interviews; (vi) the Borrower and the Guarantor will, at their sole cost and expense, perform any environmental site assessment or other investigation of environmental conditions in connection with the Mortgaged Property, pursuant to any reasonable written request of the Mortgage Lender, upon the Mortgage Lender’s reasonable belief that the Mortgaged Property is not in full compliance with all Environmental Laws, and share with the Mortgage Lender the reports and other results thereof, and the Mortgage Lender will be entitled to rely on such reports and other results thereof; (vii) the Borrower and the Guarantor will keep the Mortgaged Property free of mold; (viii) the Borrower and the Guarantor will, at their sole cost and expense, comply with all reasonable written requests of the Mortgage Lender to (a) reasonably effectuate remediation of any Hazardous Materials in, on, under or from the Mortgaged Property if the presence of such Hazardous Materials is in violation of any Environmental Law; and (b) comply with any Environmental Law; (ix) the Borrower and the

Guarantor will not allow any tenant or other user of the Mortgaged Property to violate any Environmental Law; and (x) the Borrower and the Guarantor promptly notify the Mortgage Lender in writing after it has become aware of (a) any presence or release or threatened release of hazardous materials in, on, under, from or migrating towards the Mortgaged Property in violation of any Environmental Law; (b) any non-compliance with any Environmental Laws related in any way to the Mortgaged Property; (c) any actual or potential Environmental Lien against the Mortgaged Property; (d) any required or proposed remediation of environmental conditions relating to the Mortgaged Property; and (e) any written or oral notice or other communication of which the Borrower becomes aware from any source whatsoever (including but not limited to a governmental authority) relating in any way to hazardous materials.

In addition, in the Environmental Indemnity, the Borrower and the Guarantor have covenanted to protect, defend, indemnify, release and hold certain indemnified parties, including, among others, the Mortgage Lender harmless from and against any and all losses imposed upon or incurred by or asserted against such indemnified parties arising out of or in any way relating to, among other things:

(i)    any presence of any hazardous materials in, on, above or under the Mortgaged Property;

(ii)    any past, present or threatened release of any hazardous materials in, on, above, under or from the Mortgaged Property;

(iii)    any activity by the Borrower or the Guarantor, any person or entity affiliated with the Borrower or the Guarantor and any tenant or other authorized user of the Mortgaged Property in connection with any actual, proposed or threatened use, treatment, storage, holding, existence, disposition or other release, generation, production, manufacturing, processing, refining, control, management, abatement, removal, handling, transfer or transportation to or from the Mortgaged Property of any hazardous materials at any time located in, under, on or above the Mortgaged Property, or any actual or proposed remediation of any hazardous materials at any time located in, under, on or above the Mortgaged Property, whether or not such remediation is voluntary or pursuant to court or administrative order, including but not limited to any removal, remedial or corrective action;

(iv)    any past, present or threatened non-compliance or violations of any Environmental Law (or permits issued pursuant to any Environmental Law) in connection with the Mortgaged Property or operations thereon, including but not limited to any failure by the Borrower or the Guarantor, any person or entity affiliated with the Borrower or the Guarantor, and any tenant or other authorized user of the Mortgaged Property to comply with any order of any governmental authority in connection with any Environmental Law;

(v)    the imposition, recording or filing or the threatened imposition, recording or filing of any lien with regard to any hazardous materials or pursuant to any Environmental Law encumbering the Mortgaged Property;

(vi)    any acts of the Borrower, the Guarantor, any person or entity affiliated with the Borrower or the Guarantor and any tenant or other authorized user of the Mortgaged Property in (a) arranging for disposal or treatment, or arranging with a transporter for transport for disposal or treatment, of any hazardous materials at any facility or incineration vessel containing any such or similar hazardous materials or (b) accepting any hazardous materials for transport to disposal or treatment facilities, incineration vessels or sites from which there is a release or a threatened release of any hazardous materials which causes the incurrence of costs for remediation; and

(vii)    any misrepresentation or inaccuracy in any representation or warranty or material breach or failure to perform any covenants or other obligations pursuant to the McDonald’s Global HQ Loan Documents relating to environmental matters.

The liabilities and obligations of the Borrower or the Guarantor with respect to environmental indemnification will not apply to the extent that the Borrower or the Guarantor can prove that such liabilities and obligations arose solely from hazardous materials that: (a) were not present on or a threat to the Mortgaged Property prior to the date that the Mortgage Lender or its nominee acquired title to the Mortgaged Property, whether by foreclosure, exercise of power of sale or otherwise and (b) were not the result of any act or negligence of the Borrower or the Guarantor or any of the Borrower’s or the Guarantor’s affiliates, agents or contractors.

“Environmental Law” means any present or future federal, state and local laws, statutes, ordinances, rules, regulations and the like, as well as common law, relating to protection of human health or the environment, relating to hazardous materials, relating to liability for or costs of other actual or threatened danger to human health or the environment.

“Environmental Lien” means all liens and other encumbrances imposed pursuant to any Environmental Law, whether due to any act or omission of the Borrower or any other person or entity.

Financial Reporting

The Borrower will be required to keep adequate books and records of account in accordance with Accepted Accounting Methods, consistently applied and is required to furnish the following reports to the Mortgage Lender as more fully described in the McDonald’s Global HQ Loan Agreement:

(i)    quarterly certified rent rolls in the form reasonably required by the Mortgage Lender, detailing the names of all tenants, the portion of improvements (in terms of square footage) occupied by each tenant, the base rent, additional rent and any other charges payable under each lease (including annual store sales required to be reported by tenant under any lease), and the term of each lease, including the commencement and expiration dates and any tenant extension, expansion or renewal options, the extent to which any tenant is in default under any lease, and any other information as is reasonably required by the Mortgage Lender, within 45 days after the end of each calendar quarter;

(ii)    quarterly, including year-to-date, and annual operating statements of the Mortgaged Property, prepared and certified by the Borrower in the form reasonably required by the Mortgage Lender, detailing the revenues received, the expenses incurred, the net operating income before and after debt service (principal and interest) and capital expenditures and containing such other information as is necessary and sufficient to fairly represent the financial position and results of operation of the Mortgaged Property, as well as a comparison of budgeted revenues and expenses to actual revenues and expenses (together with a detailed explanation of any variance of 5% or more), within 45 days after the end of each calendar quarter;

(iii)    annual balance sheet, profit and loss statement, statement of cash flows, and statement of change in financial position of the Borrower, prepared and certified by the Borrower (or if required by the Mortgage Lender, annual audited financial statements prepared by an acceptable accountant), within 120 days after the close of each fiscal year of the Borrower;

(iv)    an annual budget not later than 30 days prior to the commencement of each fiscal year of the Borrower, which, during a Cash Sweep Period, will be subject to the approval of the Mortgage Lender, along with any amendments or modifications. Such annual budgets approved by the Mortgage Lender will hereinafter be referred to as an “Approved Annual Budget”. Until such time that the Mortgage Lender approves a proposed annual budget, the most recent Approved Annual Budget will apply, provided that such Approved Annual Budget will be adjusted to reflect (a) actual increases in property taxes, insurance premiums, utilities expenses and expenses under the Management Agreement and (b) up to 5% increases in any budgeted line items provided such increases do not exceed a 5% increase in the Approved Annual Budget in the aggregate; and

(v)    a quarterly calculation of the Debt Service Coverage Ratio for the immediately preceding 12 months as of the last day of such period, commencing with the calendar quarter ending on December 31, 2021, prepared and certified by the Borrower in the form reasonably required by the Mortgage Lender, within 45 days after the end of each calendar quarter.

Upon request from the Mortgage Lender, but no more frequently than quarterly unless an McDonald’s Global HQ Whole Loan Event of Default has occurred and is continuing, the Borrower is required to promptly furnish to the Mortgage Lender:

(i)    a property management report for the Mortgaged Property, showing the number of inquiries made and/or rental applications received from tenants or prospective tenants and deposits received from tenants and any other information requested by the Mortgage Lender;

(ii)    an accounting of all security deposits held in connection with any lease of any part of the Mortgaged Property, including the name and identification number of the accounts in which such security deposits are held, the name and address of the financial institutions in which such security deposits are held and the name of the Person to contact at such financial institution, along with any authority or release necessary for the Mortgage Lender to obtain information regarding such accounts directly from such financial institutions; and

(iii)    a report of all letters of credit provided by any tenant in connection with any lease of any part of the Mortgaged Property, including the account numbers of such letters of credit, the names and addresses of the financial institutions that issued such letters of credit and the names of the Persons to contact at such financial institutions, along with any authority or release necessary for the Mortgage Lender to obtain information regarding such letters of credit directly from such financial institutions.

In addition, the Borrower will be required to furnish to the Mortgage Lender additional financial or management information as may, from time to time, be reasonably required by the Mortgage Lender in form and substance satisfactory to the Mortgage Lender (including, without limitation, any financial reports required to be delivered by any tenant or any guarantor of any lease), and will furnish to the Mortgage Lender and its agents convenient facilities for the examination and audit of any such books and records.

“Accepted Accounting Methods” means mean any of (i) GAAP or (ii) the modified cash basis method of accounting.

Leasing

General

Among other things, the Borrower:

(i)    will be required to observe and perform all the obligations imposed upon the landlord under the leases in all material respects and will not do or permit to be done anything to impair the value of the leases;

(ii)    will promptly send copies to the Mortgage Lender of all notices of material default which the Borrower sends or receives under such Lease;

(iii)    enforce all of the terms, covenants and conditions contained in the leases in all material respects upon the part of the tenants under such leases to be observed or performed;

(iv)    will not collect any rents more than one month in advance (except security deposits will not be deemed rents collected in advance);

(v)    will hold all security deposits in accordance with the terms of the applicable lease and legal requirements;

(vi)    will not execute any assignment of the landlord’s interest in any of the leases or the rents (except as contemplated by the McDonald’s Global HQ Loan Documents); and

(vii)    will not consent to any assignment of or subletting under any leases not in accordance with their terms, without the prior written consent of the Mortgage Lender, such consent not to be unreasonably withheld, conditioned or delayed.

Amendments, Modifications, Waivers, Terminations and Renewals

The Borrower may enter into a proposed lease (including the renewal or extension of an existing lease (a “Renewal Lease”)) that is not a Major Lease without the prior written consent of the Mortgage Lender, provided no McDonald’s Global HQ Whole Loan Event of Default is then continuing and that the proposed lease or renewal lease:

(i)    provides for rental rates and terms comparable to existing local market rates and terms (taking into account the type and quality of the tenant) as of the date such lease is executed by the Borrower (unless, in the case of a Renewal Lease, the rent payable during such renewal, or a formula or other method to compute such rent, is provided for in the original lease);

(ii)    is an arm’s-length transaction with a bona fide, independent third party tenant;

(iii)    does not contain any terms which would reasonable be expected to have or do have a material adverse effect;

(iv)    is subject and subordinate to the Mortgage and the tenant thereunder agrees to attorn to the Mortgage Lender and any purchaser at a foreclosure sale;

(v)    does not contain any option, offer, right of first refusal, right of first offer or other similar right to acquire all or any portion of the Mortgaged Property;

(vi)    has a base term of (a) more than three years and (b) less than 15 years including options to renew;

(vii)    has no rent credits, free rents or concessions granted thereunder other than those which are reasonable and customary and comparable to existing local market terms; and

(viii)    is written on a lease consistent with market terms and conditions.

All other leases (including Major Leases) and all renewals, amendments and modifications thereof executed after the McDonald’s Global HQ Loan Origination Date will be subject to the Mortgage Lender’s prior approval, which approval will not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, without the prior written consent of the Mortgage Lender, the Borrower may amend, modify or waive the provisions of or terminate, reduce rents or accept a surrender of space under, or shorten the term of, any lease (other than a Major Lease), provided no McDonald’s Global HQ Whole Loan Event of Default is then continuing and that (i) such action (taking into account, in the case of a termination, reduction in rent, surrender of space or shortening of term, the planned alternative use of the affected space) is not reasonably expected to have and does not have a material adverse effect, (ii) such action is in the normal course of business and in a manner which is consistent with sound and customary leasing and management practices for similar properties in the community in which the Mortgaged Property is located, and (iii) such amendment, modification, waiver, termination, rent reduction, space surrender or term shortening, is otherwise in compliance with the requirements of the McDonald’s Global HQ Loan Agreement and any subordination agreement binding upon the Mortgage Lender with respect to such lease.

A “Major Lease” is as to the Mortgaged Property (a) the McDonald’s Lease, (b) any lease which, individually or when aggregated with all other leases at the Mortgaged Property with the same tenant or its affiliate, either (i) accounts for 5% or more of the Mortgaged Property’s rental income, or (ii) demises 25,000 square feet or more of the Mortgaged Property’s gross leasable area, (c) any lease which contains any option, offer, right of first refusal or other similar entitlement to acquire all or any portion of the Mortgaged Property, (d) any lease under which the tenant is an affiliate of the Borrower or the Guarantor, or (e) any instrument guaranteeing or providing credit support for any lease meeting the requirements of clauses (b) or (c) above.

Property Management

General

The Borrower is required to:

(i)    diligently perform and observe all of the terms, covenants and conditions required to be performed and observed by the Borrower under the Management Agreement and do all things necessary to preserve and keep unimpaired the Borrower’s material rights thereunder;

(ii)    promptly notify the Mortgage Lender of any default under the Management Agreement of which it is aware;

(iii)    promptly deliver to the Mortgage Lender a copy of any notice of default or other material notice received by the Borrower under the Management Agreement;

(iv)    promptly give notice to the Mortgage Lender of any notice or information that the Borrower receives which indicates that the Manager is terminating the Management Agreement or that the Manager is otherwise discontinuing its management of the Mortgaged Property; and

(v)    promptly enforce the performance and observance of all of the covenants required to be performed and observed by the Manager under the Management Agreement.

Without the prior written consent of the Mortgage Lender (which consent will not be unreasonably withheld, conditioned or delayed), the Borrower is not permitted to:

(i)    surrender, terminate or cancel, or consent to the surrender, termination or cancellation of, the Management Agreement or replace the Manager or enter into any other management agreement with respect to the Mortgaged Property other than pursuant to the terms of the Management Agreement;

(ii)    consent to the assignment by the Manager of its interest under the Management Agreement except to a Qualified Manager;

(iii)    reduce or consent to the reduction of the term of the Management Agreement;

(iv)    increase or consent to the increase of the amount of any charges under the Management Agreement; or

(v)    otherwise modify, change, supplement, alter or amend, or waive or release any of the terms and conditions under, the Management Agreement in any material respect adverse to the Mortgage Lender.

Replacement of the Manager or the Management Agreement

The Mortgage Lender will have the right to require the Borrower to (i) terminate the Management Agreement upon 30 days prior notice to the Manager and (ii) replace the Manager with a Qualified Manager on terms and conditions satisfactory to the Mortgage Lender, it being understood and agreed that the management fee for such replacement manager will not exceed then prevailing market rates if (a) the Manager becomes insolvent or a debtor in a bankruptcy proceeding, (b) a McDonald’s Global HQ Whole Loan Event of Default occurs and is continuing, (c) a default occurs and is continuing under the Management Agreement, (d) the Manager engages in gross negligence, fraud, willful misconduct or misappropriation of funds or (e) solely if Normandy Properties, LLC, a Pennsylvania limited liability company is the Manager, a McDonald’s Termination Event has occurred. In addition, in the event that the Mortgage Lender, in the Mortgage Lender’s reasonable discretion, at any time prior to the termination of the Assignment of Management Agreement, determines that the Mortgaged Property is not being managed in accordance with generally accepted management practices for projects similarly situated, the Mortgage Lender may deliver written notice thereof to the Borrower and the Manager, which notice will specify with particularity the grounds for the Mortgage Lender’s determination. If the Mortgage Lender reasonably determines that the conditions specified in the Mortgage Lender’s notice are not remedied to the Mortgage Lender’s reasonable satisfaction by the Borrower or the Manager within 30 days from the date of such notice or that the Borrower or the Manager have failed to diligently undertake correcting such conditions within such 30 day period, the Mortgage

Lender may direct the Borrower to terminate the Management Agreement and to replace the Manager with a Qualified Manager on terms and conditions satisfactory to the Mortgage Lender.

The Borrower may replace Sterling Bay Property Management, LLC, as the Manager, with Normandy Properties, LLC, as replacement manager, without the prior written consent of the Mortgage Lender so long as in connection with such replacement, the Borrower (i) delivers to the Mortgage Lender a new non-consolidation opinion or a supplement to the non-consolidation opinion delivered to the Mortgage Lender on the McDonald’s Global HQ Loan Origination Date, (ii) deliver to the Mortgage Lender a new management agreement with Normandy Properties, LLC, providing for a management fee not exceeding then prevailing market rates and (iii) assigns to the Mortgage Lender as additional security such new management agreement pursuant to an assignment of management agreement, in each case in form and substance reasonably satisfactory to the Mortgage Lender.

“Qualified Manager” means the Manager or a reputable and experienced professional property management organization approved by the Mortgage Lender, which approval will not have been unreasonably withheld, conditioned or delayed, and which may, at the Mortgage Lender’s option, be conditioned upon the Mortgage Lender’s receipt of a rating agency confirmation has been obtained from each rating agency rating securities backed by any Note, provided that with respect to any affiliated property manager, the Mortgage Lender has received a new non-consolidation opinion.

Maintenance and Use; Compliance; Payment of Taxes; Alterations

The Borrower covenanted and agreed that, from and until repayment of the Debt in full and performance in full of all obligations of the Borrower under the McDonald’s Global HQ Loan Documents, the Borrower will cause the Mortgaged Property to be maintained in a good, safe and insurable condition and in compliance with all applicable legal requirements. Throughout the term of the McDonald’s Global HQ Whole Loan, the Borrower will promptly make all repairs to the Mortgaged Property, above grade and below grade, interior and exterior, structural and nonstructural, ordinary and extraordinary, unforeseen and foreseen except where the failure to so comply would not reasonably be expected to have and does not have a material adverse effect. The Borrower will complete all replacements in a good and workmanlike manner, will be equal or better in quality and class to the original work and will comply with all applicable legal requirements and insurance requirements. The Borrower will not remove or demolish the improvements or the personal property (other than in accordance with the McDonald’s Global HQ Loan Agreement and normal replacement of personal property) without the prior written consent of the Mortgage Lender.

The Mortgage Lender’s prior written approval is required in connection with (i) any alterations to any improvements, exclusive of alterations to tenant spaces required under any lease existing as of the McDonald’s Global HQ Loan Origination Date or entered into in accordance with the terms of the McDonald’s Global HQ Loan Agreement and (ii) alterations undertaken as part of a Restoration in accordance with the terms of the McDonald’s Global HQ Loan Agreement that, in the case of either clause (i) or (ii) above, (a) are reasonably expected to have or does have a material adverse effect on the Mortgaged Property, (b) are structural in nature or have an adverse effect on any utility or HVAC system contained in the improvements or the exterior of any building constituting a party of any improvements or (c) together with any other alterations undertaken at the same time (including any related alterations, improvements or replacements) are reasonably anticipated to cost in excess of the Alteration Threshold.

If the total unpaid amounts incurred and to be incurred with respect to such alterations to the improvements will at any time exceed the Alteration Threshold, the Borrower will be required to promptly deliver to the Mortgage Lender security for payment of such amounts and as additional security for the Borrower’s obligations under the McDonald’s Global HQ Loan Documents, which security may be any of the following: (i) cash, (ii) direct non-callable obligations of the United States of America or other obligations which are “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, to the extent acceptable to the Rating Agencies, or (iii) a letter of credit acceptable to the Mortgage Lender in its sole and absolute discretion. Such security will be in an amount equal to the excess of the total unpaid amounts incurred and to be incurred with respect to such alterations to the improvements over the Alteration Threshold.

“Alteration Threshold” means 5% of the outstanding principal balance of the McDonald’s Global HQ Whole Loan.

Transfer Restrictions

The Borrower generally may not, without the prior written consent of the Mortgage Lender, cause or permit a Transfer of the Mortgaged Property or any part thereof or any legal or beneficial interest therein nor permit a Transfer of an interest in any Restricted Party, nor otherwise permit a dissolution of a Restricted Party, other than pursuant to leases of space in the Mortgaged Property to tenants in accordance with the provisions of the McDonald’s Global HQ Loan Agreement or as otherwise expressly permitted in the McDonald’s Global HQ Loan Agreement (in each case, a “Prohibited Transfer”).

The Borrower is permitted to make the following transfers without obtaining the Mortgage Lender’s prior written consent:

(i)    a transfer (but not the pledge) by devise or descent or by operation of law upon the death or as a result of the legal incapacity of a natural person of such person or entity’s interest in a Restricted Party to the person or persons lawfully entitled thereto, provided the Borrower delivers written notice to the Mortgage Lender as soon as practicable thereafter and that such Restricted Party is promptly reconstituted, if applicable, following the death or incapacity of such person;

(ii)    transfers (but not pledges) made in good faith for estate planning purposes of an individual’s interest in any Restricted Party to the spouse or lineal descendant of such individual, or to a trust for the benefit of any one or more of such individual, spouse or lineal descendent, provided such Restricted Party is reconstituted, if required, following such transfer;

(iii)    the transfer (but not the pledge) of the stock, partnership or membership interests (as the case may be) in a Restricted Party; or

(iv)    the sale, transfer or issuance of shares of common stock in any Restricted Party that is publicly traded and listed on the New York Stock Exchange or another nationally recognized publicly-traded stock exchange, provided that, in the case of clause (i), (ii) and (iii) above, each of the following conditions are satisfied:

(a)  no such transfer will result in a change in control of the Borrower, the Guarantor or any affiliated property manager (provided that no change in control will be deemed to occur if the transferee of any transfer described in clause (i) or (ii) above to whom control will vest is an Approved Transferee);

(b)  following such transfer, the Guarantor will own not less than 0.995% of the direct or indirect equity interests in, and control, the Borrower (provided that this requirement will not be deemed to be violated if the transferee of any transfer described in clause (i) or (ii) above to whom such ownership will vest is an Approved Transferee);

(c)  following such transfer, the Borrower will continue to satisfy the single purpose entity covenants in the McDonald’s Global HQ Loan Agreement; and

(d)  as a condition to each such transfer, (1) except with respect to clause (i) above, the Mortgage Lender will have received not less than 30 days prior written notice of such proposed transfer, (2) the Borrower will continue to comply with the representations, warranties and covenants relating to sanctioned entities, ERISA status, CFIUS or anti-money laundering and anti-corruption laws in the McDonald’s Global HQ Loan Agreement (and, upon request of the Mortgage Lender, deliver to the Mortgage Lender a statement signed by an authorized officer of the Borrower which certifies to such compliance), (3) to the extent any transferee will own 20% or more (or, if such transferee is a foreign person, 10% or more) of the direct or indirect ownership interests in the Borrower immediately following such transfer (provided such transferee owned less than 20% (or, if such transferee is a foreign Person, less than 20%) of the direct or indirect ownership interests in the Borrower as of the McDonald’s Global HQ Loan Origination Date), the Mortgage Lender may request and the Borrower will deliver, at the Borrower’s sole cost and expense, customary searches (including without limitation credit, judgment, lien, litigation, bankruptcy and criminal) the results of which will be acceptable to the Mortgage Lender with respect to such transferee, (4) if such transfer will cause any transferee, together with its affiliates, to acquire direct or indirect equity interests in the Borrower aggregating to more than 49%, or to increase its equity interests in the Borrower from an amount that is less than 49% to an amount that is greater than 49%, the Borrower will deliver a new non-consolidation opinion addressing such transfer, and (5) other than in the case of the Guarantor, if such transfer will cause any transferee, together with its affiliates, to acquire direct or indirect equity interests in the Borrower aggregating to more than 49% (provided such transferee together with its Affiliates did not own a direct or indirect equity interest in the Borrower greater than 49% prior to such Transfer), or to increase its equity interests in the Borrower from an amount that is less than 49% to an amount that is greater than 49%, such transfer will be conditioned on the prior written consent of the Mortgage Lender.

Further, in the event of the death or incompetency of the Guarantor, the Borrower will be required to cause the Guarantor to be replaced with an Approved Transferee who controls the Borrower by causing such Approved Transferee to (i) execute and deliver to the Mortgage Lender a guaranty of recourse obligations in form substantially the same as the Guaranty and an environmental indemnity agreement in form substantially the same as the Environmental Indemnity, each within 60 days after the occurrence of such death or incapacity, pursuant to which such Approved Transferee will assume all of the obligations of the Guarantor under the Guaranty and Environmental Indemnity, and (ii) deliver to the Mortgage Lender such information, documentation and opinions as may be reasonably required by the Mortgage Lender in connection with such assumption.

Following the date which is six months from the McDonald’s Global HQ Loan Origination Date, the Borrower has the right to transfer the entire Mortgaged Property or 100% of the ownership interests in the Borrower to a new person or entity (the “Transferee Borrower”) and have the Transferee Borrower assume all of the Borrower’s obligations under the

McDonald’s Global HQ Loan Documents, subject to the satisfaction of each of the following terms and conditions:

(i)    the Borrower will (a) deliver written notice to the Mortgage Lender of the terms of such proposed transfer not less than 60 days before the date on which such transfer is scheduled to close and, concurrently therewith, all such information concerning the proposed transfer and the Transferee Borrower as the Mortgage Lender may reasonably require in evaluating an initial extension of credit, which information will include, without limitation, a fully executed copy of the purchase and sale agreement and all amendments and assignments thereof, as well as the sources and uses of funds or closing or settlement statement relating to the transfer and (b) pay to the Mortgage Lender a non-refundable processing fee in the amount of $25,000. The Mortgage Lender will have the right to approve or disapprove the proposed transfer based on its then-current underwriting and credit requirements for similar loans secured by similar properties which loans are sold in the secondary market, such approval not to be unreasonably withheld, conditioned or delayed. In determining whether to give or withhold its approval of the proposed transfer, the Mortgage Lender will consider the experience and track record of the Transferee Borrower and its principals in owning and operating facilities similar to the Mortgaged Property, the financial strength of the Transferee Borrower and its principals, the general business standing of the Transferee Borrower and its principals and the Transferee Borrower’s and its principals’ relationships and experience with contractors, vendors, tenants, the Mortgage Lenders and other business entities; provided, however, that, notwithstanding the Mortgage Lender’s agreement to consider the foregoing factors in determining whether to give or withhold such approval, such approval will be given or withheld based on what the Mortgage Lender determines to be commercially reasonable and, if given, may be given subject to such conditions as the Mortgage Lender may deem reasonably appropriate (provided, however, such Transferee Borrower may not be a Delaware statutory trust, a tenancy-in-common, a crowdfunded person, or any Person who is (i) controlled (directly or indirectly) by one or more of the foregoing and/or (ii) more than 49% owned (directly or indirectly) by one or more of the foregoing);

(ii)    no McDonald’s Global HQ Whole Loan Event of Default has occurred and will be continuing at the time the notice in clause (i) above is received by the Mortgage Lender or on the effective date of the Transfer;

(iii)    the Borrower will pay to the Mortgage Lender, concurrently with the closing of such proposed transfer, (i) a non-refundable assumption fee in an amount equal to $500,000, and (ii) all out-of-pocket, reasonable and documented costs and expenses, including reasonable and documented attorneys’ fees and disbursements and rating agency fees, incurred by the Mortgage Lender in connection with the proposed transfer (which will be paid whether or not the proposed transfer actually occurs);

(iv)    the Transferee Borrower will assume and agree to pay the McDonald’s Global HQ Whole Loan as and when due and will assume all other obligations of the Borrower under the McDonald’s Global HQ Loan Documents prior to or concurrently with the closing of such transfer, and prior to or concurrently with the closing of such transfer, the Transferee Borrower and its constituent partners, members or shareholders as the Mortgage Lender may require, will execute such documents and agreements as the Mortgage Lender will reasonably require to evidence and effectuate said assumption and (ii) if required by the Mortgage Lender, a person or entity owning a direct or indirect interest in the Transferee Borrower and acceptable to the Mortgage Lender (a “Transferee Principal”) will assume the obligations of the Guarantor under the

McDonald’s Global HQ Loan Documents with respect to all acts and events occurring or arising after the closing of the transfer;

(v)    the Borrower and the Transferee Borrower, and if required by the Mortgage Lender, Transferee Principal, without any cost to the Mortgage Lender, will furnish any information requested by the Mortgage Lender for the preparation of, and will authorize the Mortgage Lender to file, new financing statements and financing statement amendments and other documents to the fullest extent permitted by legal requirements, and will execute any additional documents reasonably requested by the Mortgage Lender;

(vi)    the Borrower will deliver to the Mortgage Lender, without any cost or expense to the Mortgage Lender, such endorsements to the Mortgage Lender’s title insurance policy insuring that fee simple title to the Mortgaged Property, as applicable, is vested in the Transferee Borrower (subject to permitted encumbrances), hazard insurance endorsements or certificates and other similar materials as the Mortgage Lender may deem necessary at the time of the transfer, all in form and substance reasonably satisfactory to the Mortgage Lender;

(vii)    the Transferee Borrower is required to furnish to the Mortgage Lender all documents evidencing the Transferee Borrower’s organization and good standing, and the qualification of the signers to execute the assumption of the Debt, which documents will include certified copies of all documents relating to the organization and formation of the Transferee Borrower and of the entities, if any, which are partners or members of the Transferee Borrower;

(viii)    the Transferee Borrower and such constituent partners, members or shareholders of the Transferee Borrower (as the case may be), as the Mortgage Lender will require, will comply with the single purpose entity/separateness covenants set forth in Article 6 of the McDonald’s Global HQ Loan Agreement;

(ix)    the Transferee Borrower will assume the obligations of the Borrower under any Management Agreement or provide a new management agreement with a Qualified Manager and assign to the Mortgage Lender as additional security such new management agreement pursuant to an Assignment of Management Agreement in form and substance reasonably satisfactory to the Mortgage Lender, and if the Qualified Manager is an affiliate of the Transferee Borrower, a new non-consolidation opinion reasonably satisfactory to the Mortgage Lender;

(x)    the Transferee Borrower will assume the obligations of the Borrower under any Deposit Account Agreement or provide a new Deposit Account agreement with a new Deposit Account bank in form and substance reasonably satisfactory to the Mortgage Lender;

(xi)    the Transferee Borrower will furnish to the Mortgage Lender, if required by the Mortgage Lender, a REMIC opinion, a new non-consolidation opinion, and an opinion of counsel reasonably satisfactory to the Mortgage Lender and its counsel (a) the Transferee Borrower’s formation documents provide for the matters described in subparagraph (vii) and (viii) above, (b) the assumption of the Debt has been duly authorized, executed and delivered, and that the assumption agreement and the other McDonald’s Global HQ Loan Documents are valid, binding and enforceable against the Transferee Borrower in accordance with their terms, (c) the Transferee Borrower and any entity which is a controlling stockholder, member or general partner of the Transferee Borrower, have been duly organized, and are in existence and good standing, and (d) with respect to such other matters as the Mortgage Lender may reasonably request;

(xii)    the proposed transfer to the Transferee will not constitute a covered transaction under the Defense Production Act or, if the proposed transfer to the Transferee Borrower is a covered transaction, then CFIUS approval will be obtained with respect to such proposed transfer;

(xiii)    if required by the Mortgage Lender, the Mortgage Lender will receive a rating agency confirmation has been obtained from each rating agency rating securities backed by any Note; and

(xiv)    the Borrower’s obligations under the purchase and sale agreement pursuant to which the transfer is proposed to occur will be expressly subject certain terms and conditions set forth in the McDonald’s Global HQ Loan Agreement.

“Approved Transferee” means a person who is not a sanctioned entity and who possesses the experience and financial strength and enjoys a reputation and standing in the business community, which in the Mortgage Lender’s discretion and based on underwriting and credit criteria typically applied to similar loans which are sold in the secondary market (as evidenced, in part, by customary credit and public record searches covering, without limitation, bankruptcy, litigation, judgment, lien and criminal record matters, the results of which are satisfactory to the Mortgage Lender), is sufficient and comparable to others who own and operate properties similar in size, use, value and location to the Mortgaged Property, and who, at the Mortgage Lender’s option, may be conditioned upon the Mortgage Lender’s receipt of a rating agency confirmation has been obtained from each rating agency rating securities backed by any Note.

“Restricted Party” means the Borrower, the Guarantor, any affiliated property manager, or any shareholder, partner, member or non-member manager, or any direct or indirect legal or beneficial owner of the Borrower, the Guarantor, any affiliated property manager or any non-member manager, other than a natural person.

“Transfer” means a voluntary or involuntary sale, conveyance, mortgage, grant, bargain, encumbrance, pledge, assignment, grant of any options with respect to, or any other transfer or disposition of (directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, and whether or not for consideration or of record) of a legal or beneficial interest.

Insurance

The Borrower will be required to maintain insurance for the Borrower and the Mortgaged Property providing at least the following coverages:

(i)    insurance with respect to the improvements and the personal property providing coverage for losses sustained by fire and other risks and hazards covered by a standard extended coverage insurance policy providing “special” form coverage (A) in an amount equal to not less than 100% of the full insurable value written on a replacement cost basis, which for purposes of the McDonald’s Global HQ Loan Agreement will mean actual replacement value (exclusive of costs of excavations, foundations, underground utilities and footings) with no deduction for depreciation; (B) containing either an agreed amount endorsement with respect to the improvements and personal property or a waiver of all co-insurance provisions; (C) providing for no “all other perils” deductible in excess of the greater of $50,000 or 5% of underwritten net cash flow as determined by the Mortgage Lender for all such insurance coverage; (D) insuring against at least those risks and hazards that are commonly insured against under a “special causes of loss” form of policy, as the same will exist on the date hereof (including, without limitation, windstorm and “named storm” coverage), together with any increase in the scope of coverage provided under such form after the date hereof; (E) with loss payable to the Mortgage Lender; and (F) if any of the improvements or the use of the Mortgaged Property will at any time constitute legal non-conforming structures or uses, providing coverage for contingent liability from operation of building laws, demolition costs and increased cost of construction endorsements and containing an “ordinance or law coverage” or “enforcement” endorsement;

(ii)    commercial general liability insurance against claims for personal injury, bodily injury, death or property damage occurring upon, in or about the Mortgaged Property (including “dram shop” or other liquor liability coverage if alcoholic beverages are dispensed at the Mortgaged Property), with such insurance (A) to be on the so-called “occurrence” form with a general aggregate limit of not less than $2,000,000 and a per occurrence limit of not less than $1,000,000; (B) to continue at not less than the aforesaid limit until required to be changed by the Mortgage Lender in writing by reason of changed economic conditions making such protection inadequate; (C) to cover at least the following hazards: (1) premises and operations; (2) products and completed operations; (3) independent contractors; and (4) contractual liability covering, to the maximum extent permitted by law, the Borrower’s obligation to indemnify the Mortgage Lender as required under the McDonald’s Global HQ Loan Agreement; and (D) naming the Mortgage Lender as additional insured;

(iii)    loss of rents or business interruption insurance, as applicable, (A) with loss payable to the Mortgage Lender; (B) covering all risks required to be covered by the insurance provided for in subsections (i) and (iv) through (vii); and (C) which provides that after the physical loss to the improvements and personal property occurs, the loss of rents or income, as applicable, will be insured until completion of Restoration or the expiration of 24 months, whichever first occurs, and notwithstanding that the policy may expire prior to the end of such period; and (D) which contains an extended period of indemnity endorsement which provides that after the physical loss to the improvements and personal property has been repaired, the continued loss of income will be insured until such income either returns to the same level it was at prior to the loss, or the expiration of 12 months from the date that the Mortgaged Property is repaired or replaced and operations are resumed, whichever first occurs, and notwithstanding that the policy may expire prior to the end of such period;

(iv)    if any portion of the improvements is currently or at any time in the future located in a “special flood hazard area” designated by the Federal Emergency Management Agency, flood hazard insurance covering building and contents in an amount equal to not less than the lesser of (A) the maximum amount of such insurance available under the National Flood Insurance Act of 1968, the Flood Disaster Protection Act of 1973 or the National Flood Insurance Reform Act of 1994, as each may be amended, (B) the outstanding principal amount of the Mortgage Loan, or (C) the insurable value of the Mortgaged Property, together with such “excess flood” insurance naming the Mortgage Lender as loss payee in such amount and with such deductible as the Mortgage Lender may reasonably require;

(v)    if the Mortgaged Property is located in an area with a high degree of seismic activity as determined by the Mortgage Lender, and the probable maximum loss (“PML”) as determined by the Mortgage Lender in the event of an earthquake would exceed 20% of the full replacement cost of the Improvements, earthquake insurance in form and substance satisfactory to the Mortgage Lender in an amount not less than 100% of the PML or such additional amount as may be required by the Mortgage Lender, plus loss of rents or business interruption; with such PML being based on a 475-year return period, exposure period of 50 years and a 10% probability of exceedance, provided that such earthquake insurance will be on terms consistent with the special causes of loss form required under clause (i) above;

(vi)    at all times during which structural construction, repairs or alterations are being made with respect to the improvements, and only if the Mortgaged property coverage form does not otherwise apply, (A) owner’s contingent or protective liability insurance covering claims not covered by or under the terms or provisions of the commercial general liability insurance policy; and (B) “all risk” or “special form” insurance written on a builder’s risk completed value form (1) on a non-reporting basis, (2) against “special causes of loss” insured against under the “all-risk” or “special-form” insurance described above; (3) including permission to occupy the Mortgaged Property, and (4) with an agreed amount endorsement waiving co-insurance provisions;

(vii)    comprehensive boiler and machinery/equipment breakdown insurance, if applicable, in amounts as will be reasonably required by the Mortgage Lender on terms consistent with the commercial property insurance policy required under the McDonald’s Global HQ Loan Agreement;

(viii)    workers’ compensation and employer’s liability insurance in respect of any work or operations on the Mortgaged Property;

(ix)    excess liability insurance in an amount not less than $100,000,000 per occurrence on terms consistent with the commercial general liability insurance;

(x)    the insurance required under the McDonald’s Global HQ Loan Agreement will cover perils of terrorism and acts of terrorism and the Borrower will maintain insurance for loss resulting from perils and acts of terrorism on terms (including amounts) consistent with those required under the McDonald’s Global HQ Loan Agreement at all times during the term of the Mortgage Loan, provided that, for so long as the Terrorism Risk Insurance Act of 2002, as extended and modified by the Terrorism Risk Insurance Program Reauthorization Act of 2015 (as the same may be further modified, amended, or extended, “TRIPRA”) or subsequent statute, extension, or reauthorization is in effect and covers both foreign and domestic acts of terror, the provisions of TRIPRA will determine the acts of terrorism for which coverage will be required; and

(xi)    such additional insurance policies and coverage, and in such amounts, (A) as may be required pursuant to any and all agreements, declarations, covenants, and/or other arrangements to which the Borrower is a party or to which the Borrower or the Mortgaged Property is subject, including, without limitation, any declarations of covenants, conditions and restrictions or similar covenants and/or restrictions affecting the Mortgaged Property, franchise agreements, licenses or leases, and (B) the Mortgage Lender from time to time may reasonably request against other insurable hazards (including, but not limited to, sinkhole, mine subsidence, mold, spores or fungus) which at the time are commonly insured against for property similar to the Mortgaged Property located in or around the region in which the Mortgaged Property is located.

The insurance policies referred to above will be required to be obtained under valid and enforceable policies meeting the requirements in the McDonald’s Global HQ Loan Agreement and will otherwise be acceptable to the Mortgage Lender as to amounts, forms, deductibles, loss payees and insureds. In addition, such policies will be required to be issued by financially sound and responsible insurance companies authorized and admitted to do business in the State of Illinois and having a financial strength rating of at least “A” and a financial size category of at least “X” from Alfred M. Best Company, Inc. and a claims paying ability and financial strength rating of at least “A” or better by S&P (and the equivalent ratings for Moody’s, Fitch and DBRS to the extent each such Rating Agency rates the insurance company and is rating any securities evidencing a beneficial interest in one or more of the Notes); provided, however, if the Borrower elects to have its insurance coverage provided by a syndicate of insurers, then if such syndicate consists of 5 or more members, (A) at least 60% of the insurance coverage (or 75% if such syndicate consists of four or fewer members) will be provided by insurance companies having a claims paying ability rating of “A” by S&P (and the equivalent ratings for Moody’s, Fitch and DBRS to the extent each such Rating Agency rates the insurance company and is rating any securities evidencing a beneficial interest in one or more of the Notes) and (B) the remaining 40% of the insurance coverage (or the remaining 25% if such syndicate consists of four or fewer members) will be provided by insurance companies having a claims paying ability rating of “BBB+” or better by S&P (and the equivalent ratings for Moody’s, Fitch and DBRS to the extent each such Rating Agency rates the insurance company and is rating any securities evidencing a beneficial interest in one or more of the Notes).

Any insurance coverage required under the McDonald’s Global HQ Loan Agreement may be provided under a blanket insurance policy.

Governing Law

The McDonald’s Global HQ Loan Agreement is governed by the laws of the State of New York. However, with respect to the security interest in the Cash Management Accounts, the laws of the state where each such account is located will apply.

DESCRIPTION OF THE MCDONALD’S LEASE

The following is a summary of the principal provisions of the McDonald’s Lease. This summary does not purport to be complete and is qualified in its entirety by reference to the McDonald’s Lease.

The Tenant

McDonald’s Corporation (“McDonald’s”) leases approximately 92.6% of the Mortgaged Property.

The McDonald’s Lease

General

Pursuant to the Amended and Restated Lease, by and between 110 N. Carpenter, LLC, as predecessor to the Borrower, and McDonald’s, with an effective date of September 20, 2016, as amended by that certain First Amendment to Lease, dated February 14, 2017 (the “First Amendment”), that certain Second Amendment to Lease, dated June 19, 2017 (the “Second Amendment”), that certain Third Amendment to Lease, dated March 15, 2018 (the “Third Amendment”) that certain Fourth Amendment to Lease, dated November 19, 2018 (the “Fourth Amendment” and, together with the First Amendment, Second Amendment and Third Amendment, the “McDonald’s Lease”). McDonalds has leased approximately 532,526 rentable square feet of space (the “Leased Property”) at the Mortgaged Property. The current term of the McDonald’s Lease expires on July 31, 2033, and the McDonald’s Lease is subject to four five-year extension options (the “Extension Options”). In connection with an Extension Opinion, McDonald’s may elect to reduce the square footage of the Leased Property so long as the remaining Leased Property consists of a single contiguous portion of the Leased Property plus the adjoining lower roof spaces, the McDonald’s dedicated entrance and the exclusive storage area and such remaining portion of the Leased Property contains not less than (a) 50% of the then-current rentable area of the Leased Property in the case of the first renewal term, or (B) 225,000 square feet of rentable area for each renewal term thereafter.

Rent and Other Charges

The McDonald’s Lease provides for rent as follows:

Period During Lease Term	Annual Base Rent	Annual Rental Rate per Rentable Square Foot*	Monthly Installment of Base Rent
August 2020 – July 2021	$17,560,061	$33.10	$1,463,338
August 2021 – July 2022	$17,954,721	$33.85	$1,496,227
August 2022 – July 2023	$18,358,230	$34.61	$1,529,853
August 2023 – July 2024	$18,770,786	$35.39	$1,564,232
August 2024 – July 2025	$19,192,592	$36.18	$1,599,383
August 2025 – July 2026	$19,623,856	$37.00	$1,635,321
August 2026 – July 2027	$20,064,792	$37.83	$1,672,066
August 2027 – July 2028	$20,515,617	$38.68	$1,709,635
August 2028 – July 2029	$20,976,552	$39.55	$1,748,046
August 2029 – July 2030	$21,447,826	$40.43	$1,787,319
August 2030 – July 2031	$21,929,671	$41.34	$1,827,473
August 2031 – July 2032	$22,422,325	$42.27	$1,868,527
August 2032 – July 2033	$22,926,031	$43.22	$1,910,503

*Note: Annual Rental Rate per Rentable Square Foot is based on a total of 530,445 SF.

Rent Abatement and Offset Provisions

McDonald’s is entitled to abatement of rent, in a remaining amount of $4,979,640, and its pro rata share of taxes and operating expenses, in the amount of $874,042, through August 1, 2021, which amounts have been fully reserved by the Mortgage Lender. See “Description of the McDonald’s Global HQ Whole Loan—Reserve Accounts—Free Rent Reserve Account” in this free writing prospectus.

If McDonald’s is unable to maintain its normal business operations within the Leased Property due to a Critical Failure (as defined below) that continues for longer than 3 consecutive days, all rent with respect that portion of the Leased Property will be abated from the third day until the restoration on a continuing basis of the applicable service. A “Critical Failure” means the failure or interruption of any service or utility to the Leased Property which Borrower is required to provide under the McDonald’s Lease that is critical to McDonald’s occupancy of the Leased Property or any cessation of reasonable access to the Leased Premises and which occurs or arises within the boundary of the Mortgaged Property.

Termination and Contraction Options

So long as no event of default has occurred and is continuing, McDonald’s has the right to terminate the McDonald’s Lease effective as of July 31, 2030 so long as McDonald’s provides at least 18 months’ notice of such election. In connection with such termination, McDonald’s must pay a termination fee equal to the sum of the aggregate unamortized balance of (a) all tenant improvement and other allowances received by or credited by the Borrower to McDonald’s, (b) the total brokerage commissions actually paid by the Borrower to any broker related to the McDonald’s Lease and (c) any rent abatement received by McDonald’s in connection with the commencement of the McDonald’s Lease and any rent abatement received by McDonald’s in connection with any space added to the Leased Property during the term, together with interest at a fixed rate equal to 8% from the rent commencement date (or, as applicable, the rent commencement date in the case of any added space).

So long as no event of default has occurred and is continuing, McDonald’s has the right to terminate the McDonald’s Lease with respect to no more than the rentable area of one full floor or not less than one-half of one floor effective as of August 1, 2028. In connection with such contraction, McDonald’s must pay a contraction fee equal to the then-unamortized portions of (a) the portion of all tenant improvements and other allowances received by or credited by the Borrower to McDonald’s which is allocable to the applicable contracted space, (b) that portion of all the brokerage commissions actually paid by the Borrower to any broker related to the McDonald’s Lease allocable to the applicable contracted space and (c) that portion of any rent abatement allocable to the applicable contracted space, together with interest at a fixed rate equal to 8% from the rent commencement date (or, as applicable, the rent commencement date in the case of any contracted space added to the Leased Property after the rent commencement date).

If a Critical Failure affects either (a) more than 25% of the rentable area of the Leased Property or (b) a portion of the Leased Property which, when rendered unusable for McDonald’s operation of its business, materially and adversely affects McDonald’s ability to use the remainder of the Leased Property and such Critical Failure continues for more than 270 consecutive days, McDonald’s will have the right, exercisable only by written notice to the Borrower no later than the 45th day following the end of the 270 days, to terminate the McDonald’s Lease with respect to the affected space or in the Leased Property in its entirety.

Parking Rights

McDonald’s may lease all parking spaces in the basement of the building, except for 25 parking spaces that are controlled by Borrower and made available to retail tenants. There must be at least 295 parking spaces available to McDonald’s.

Subordination, Non-Disturbance and Superior Instruments

The McDonald’s Lease is and will be subject and subordinate to the lien of any mortgage, deed of trust or other monetary encumbrances which the Borrower has created or may create against the Mortgaged Property. In addition, the McDonald’s Lease is subordinated to the lien of the McDonald’s Whole Loan pursuant to a subordination, non-disturbance and attornment agreement entered into with the Lender as of the McDonald’s Loan Origination Date.

Assignment and Subletting

McDonald’s is not permitted, without the prior written consent of the Borrower, (a) to assign, transfer, or encumber the McDonald’s Lease or any estate or interest, (b) to sublet any portion of the Leased Property, (c) to grant any other right of occupancy or portion of the Leased Property, or (d) to permit the use of the Leased Property by any parties other than McDonald’s. However, the following transfers are permitted without Borrower’s consent: (i) any transfer to an affiliate of McDonald’s, (ii) any transfer of all or a part of the first floor Leased Premises or part of McDonald’s café space on the 6th floor of the building to a franchisee of McDonald’s for the sole purpose of operating a franchise of McDonald’s restaurant or McCafe business, (iii) any transfer to a business entity with which McDonald’s is merged, consolidated or reorganized, as long as McDonald’s obligations under the McDonald’s lease are assumed by the surviving entity, (iv) any transfer to a business entity acquiring all or substantially all of McDonald’s assets or business operations in the Leased Property, and (v) any agreement where McDonald’s grants any person with whom McDonald’s has or is then establishing a bona fide business relationship with and who uses up to 20% of the Leased Property the right to use and occupy the Leased Property and exercise any other rights of occupancy granted to McDonalds under the McDonald’s Lease.

DESCRIPTION OF THE MANAGER AND THE MANAGEMENT AGREEMENT

Property Manager

Sterling Bay Property Management, LLC (the “Manager”), a Delaware limited liability company, is the property manager with respect to the Mortgaged Property. The Manager is not an affiliate of the Borrower.

Management Agreement

The Borrower and the Manager entered into a Property Management Agreement, dated as of October 29, 2020, (the “Management Agreement”) with respect to the Mortgaged Property. Pursuant to the Management Agreement, the Manager has been appointed as the Borrower’s agent to operate, maintain and repair the Mortgaged Property.

Property Management

The Manager has been appointed by the Borrower to operate, maintain and repair the Mortgaged Property in accordance with the Performance Standards and to do all things necessary, desirable or appropriate therefor, subject to and within the annual budget prepared by the Manager and approved by Owner in accordance with the terms of the Management Agreement. For the purpose of the Management Agreement, “Performance Standard” means the discharge of duties (i) with the care, skill prudence, and diligence under the circumstances then prevailing that a prudent person acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims; (ii) in compliance, in all material respects, with the terms and conditions of the Management Agreement; and (iii) in compliance, in all material respects, with all legal requirements.

Annual Operating Budget

Not later than 60 days prior to the beginning of each fiscal year, the Manager is required submit to the Borrower for its approval a proposed annual budget prepared in accordance with the method of accounting for the Mortgaged Property for the ensuing fiscal year. The proposed annual budget will set forth on a monthly basis the Manager’s good faith estimates of (i) gross revenues and operating expenses for the Mortgaged Property for such year, (ii) the recommended capital expenditures and extraordinary expenses for such year, (iii) cash flow from the Mortgaged Property, (iv) liability in the succeeding fiscal year for real estate taxes, (v) wages, salaries and other compensation to be paid to employees of the Manager working at or on the Mortgaged Property, (vi) the extent of completion of any uncompleted improvements to the Mortgaged Property, together with a projection of the costs of constructing such improvements to be incurred in the next succeeding fiscal year, (vii) the current legal status of pending or threatened suits concerning the Mortgaged Property, (viii) a capital plan and (ix) such other information as the Borrower may reasonably require. The budget will be in the format and detail as required by and satisfactory to the Borrower. The proposed annual budget for any fiscal year once submitted by the Manager and thereafter approved by the Borrower, will herein be referred to as the “Budget”.

Compensation

Employees

To the extent expressly approved by the Borrower as part of a Budget on a schedule of employees listing each employee’s total compensation, the Manager will be reimbursed for the Manager’s actual base salary and bonus costs and actual benefit package costs, which benefit package costs will include base salary and bonus costs, but may include reasonable costs of vacation pay, payroll taxes, insurance, worker’s compensation, union due (if applicable), the Manager’s standard sick pay and other reasonable employment benefits of employees of the Manager who are stationed at the Mortgaged Property to properly, adequately, safely and economically manage, operate and maintain the Mortgaged Property.

Management Fee

The Borrower is required to pay the Manager a management fee on a monthly basis in an amount equal to (A) the greater of (i) $3,500 each month or (ii) 3.0% of the monthly General Gross Receipts and 2.5% of the monthly McDonald’s Gross Receipts, plus (B) reimbursable the Manager salaries. Notwithstanding the foregoing, (a) the management fee will not exceed the total amount payable by tenants under their respective leases as reimbursement for management fees and expenses divided by 90% and (b) the management fee (including reimbursable salaries) will not be reduced or decreased as a result of the 4% cap on controllable expenses increases set forth in the McDonald’s Lease.

For the purpose of the Management Agreement, (i) “General Gross Receipts” means all base rental and other rental amounts actually collected and earned by the Borrower with respect to the Mortgaged Property (excluding McDonald’s Gross Receipts), including rents or other charges for use or occupancy of space or facilities in the Mortgaged Property, including without limitation furniture rental, forfeited security deposits (but only to the extent such forfeited security deposits are applied against rents owed under the lease in question and are not used for other purposes), payments tenants make to the Borrower for utilities, and other miscellaneous income with respect to the Mortgaged Property, but excluding (a) security deposits (unless and until applied against rents as provided above), (b) insurance proceeds, (c) tax refunds, (d) condemnation awards, (e) dividends on insurance policies, (f) any lease buy-out, pick-up or any other consideration received by the Borrower for accepting a surrender or other termination or cancellation of a lease, voluntary or otherwise, (g) proceeds of any other capital event; and (h) additional rent received with respect to amortization of or reimbursement of any tenant improvement work and (ii) “McDonald’s Gross Receipts” will mean rent as defined in the Amended and Restated Lease with McDonald’s Corporation dated September 20, 2016 (as amended, the “McDonald’s Lease”), but excluding (a) security deposits (unless and until applied against rents as provided above), (b) insurance proceeds, (c) tax refunds, (d) condemnation awards, (e) dividends on insurance policies, (f) any lease buy-out, pick-up or any other consideration received by the Borrower for accepting a surrender or other termination or cancellation of a lease, voluntary or otherwise, (g) proceeds of any other capital event; and (h) additional rent received with respect to amortization of or reimbursement of any tenant improvement work.

Termination

The initial term of the Management Agreement commenced on October 29, 2020 and continues until October 29, 2025, unless the Management Agreement is terminated by either party pursuant to the terms of the Property Management Agreement. The term of the Management Agreement will automatically extend for additional one year periods unless the Borrower notifies the Manager that the Borrower elects to terminate the Management Agreement no less than 30 days prior to the expiration of the then-current term.

During the initial term, the Borrower may terminate the Management Agreement upon at least 180 days’ written notice without termination fee, premium or penalty, for any reason or no reason whatsoever, at its discretion and convenience. During any subsequent term, the Borrower may terminate the Management Agreement on 30 days’ prior notice to the Manager. In addition, the Manager has the right to terminate the Management Agreement without termination fee, premium or penalty for any reason upon 30 days’ prior notice to the Borrower, with or without cause.

DESCRIPTION OF THE MANAGEMENT SUBORDINATION AGREEMENT

In connection with the origination of the McDonald’s Global HQ Whole Loan, the Borrower entered into an Assignment and Subordination of Management Agreement and Consent of the Manager, dated as of October 29, 2020 (the “Management Subordination Agreement”), between the Borrower, the Mortgage Lender and the Manager.

Pursuant to the Management Subordination Agreement, the Borrower conditionally transferred, set over and assigned to the Mortgage Lender all of the Borrower’s right, title and interest in and to the Management Agreement, with said transfer and assignment to automatically become a present, unconditional assignment, at the Mortgage Lender’s option, upon the occurrence and during the continuance of a McDonald’s Global HQ Whole Loan Event of Default.

The Manager subordinated its right, title and interest in the Management Agreement and the Management Fees to the lien and payment of the Mortgage, the Notes, the McDonald’s Global HQ Loan Agreement and the other McDonald’s Global HQ Loan Documents.

In addition, the Management Subordination Agreement provides that the Mortgage Lender, or the Borrower at the Mortgage Lender’s direction pursuant to the McDonald’s Global HQ Loan Documents, has the right to terminate the Management Agreement upon, or at any time after, (a) the Manager becomes insolvent or a debtor in a bankruptcy proceeding, (b) a McDonald’s Global HQ Whole Loan Event of Default has occurred and is continuing, (c) the Manager has engaged in gross negligence, fraud, willful misconduct or misappropriation of funds, or (d) a default has occurred and is continuing under the Management Agreement, by giving the Manager 30 days’ prior written notice of such termination, in which event the Manager will resign as manager of the Mortgaged Property effective upon the end of such 30-day period. The Manager will not look to the Mortgage Lender for payment of any accrued but unpaid fees relating to the Mortgaged Property accruing from and after the effective date of such termination.

Further, in the event that the Mortgage Lender, in the Mortgage Lender’s reasonable discretion, determines that the Mortgaged Property is not being managed in accordance with generally accepted management practices for projects similarly situated, the Mortgage Lender may deliver written notice thereof to the Borrower and the Manager, which notice will specify with particularity the grounds for the Mortgage Lender’s determination. If the Mortgage Lender reasonably determines that the conditions specified in the Mortgage Lender’s notice are not remedied to Lender’s reasonable satisfaction by the Borrower or the Manager within 30 days from the date of such notice or that the Borrower or the Manager have failed to diligently undertake correcting such conditions within such 30-day period, the Mortgage Lender may direct the Borrower to terminate the Management Agreement and to replace the Manager with a Qualified Manager approved by the Mortgage Lender on terms and conditions satisfactory to the Mortgage Lender, it being understood and agreed that the management fee for such replacement manager will not exceed then prevailing market rates.

EXHIBIT C

BORROWER REPRESENTATIONS AND WARRANTIES

All capitalized terms used in this Exhibit C that are not defined in this free writing prospectus have the meanings ascribed to such terms in the McDonald’s Global HQ Loan Agreement.

The Borrower made the following representations and warranties in the Mortgage Loan Agreement as to itself and the Property. These representations and warranties were made at the time the Mortgage Loan was originated and there can be no assurance that such representations and warranties are true and correct as of the date of this Offering Circular.

(1)	Organization. Borrower (a) has been duly organized and is validly existing and in good standing with requisite power and authority to own its properties and to transact the businesses in which it is now engaged, (b) is duly qualified to do business and is in good standing in each jurisdiction where it is required to be so qualified in connection with its properties, businesses and operations except in each case which would not reasonably be expected to have or does not have a Material Adverse Effect, (c) possesses all rights, licenses, permits and authorizations, governmental or otherwise, necessary to entitle it to own its properties and to transact the businesses in which it is now engaged except in each case which would not reasonably be expected to have or does not have a Material Adverse Effect, and the sole business of Borrower is the ownership, management and operation of the Property, and (d) has full power, authority and legal right to mortgage, grant, bargain, sell, pledge, assign, warrant, transfer and convey the Property pursuant to the terms of the Loan Documents, and has full power, authority and legal right to keep and observe all of the terms of the Loan Documents to which it is a party. Borrower represents and warrants that the chart attached to the McDonald’s Global HQ Loan Agreement as Exhibit A sets forth an accurate listing of the direct and indirect owners of the equity interests in Borrower, each SPE Component Entity (if any) and each Guarantor (when not an individual).
(2)	Status of Borrower. Borrower’s exact legal name is correctly set forth on the first page of the McDonald’s Global HQ Loan Agreement, on the Mortgage and on any UCC-1 Financing Statements filed in connection with the Loan. Borrower is an organization of the type specified on the first page of the McDonald’s Global HQ Loan Agreement. Borrower is incorporated in or organized under the laws of the state of Delaware. Borrower’s principal place of business and chief executive office, and the place where Borrower keeps its books and records, including recorded data of any kind or nature, regardless of the medium of recording, including software, writings, plans, specifications and schematics, has been for the preceding four months (or, if less, the entire period of the existence of Borrower) the address of Borrower set forth on the first page of the McDonald’s Global HQ Loan Agreement. Borrower’s organizational identification number, if any, assigned by the state of incorporation or organization is 3725996, and Borrower’s federal tax identification number is 85-3189113.
(3)	Validity of Documents. Borrower has taken all necessary action to authorize the execution, delivery and performance of the McDonald’s Global HQ Loan Agreement and the other Loan Documents to which it is a party. The McDonald’s Global HQ Loan Agreement and such other Loan Documents have been duly executed and delivered by or on behalf of Borrower and constitute the legal, valid and binding obligations of Borrower enforceable against Borrower in accordance with their respective terms, subject only to applicable bankruptcy, insolvency and similar laws affecting rights of creditors generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

(4)	No Conflicts. The execution, delivery and performance of the McDonald’s Global HQ Loan Agreement and the other Loan Documents by Borrower will not conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance (other than pursuant to the Loan Documents) upon any of the property or assets of Borrower pursuant to the terms of any agreement or instrument to which Borrower is a party or by which any of Borrower’s property or assets is subject, nor will such action result in any violation of the provisions of any statute or any order, rule or regulation of any Governmental Authority having jurisdiction over Borrower or any of Borrower’s properties or assets, in each case which would reasonably be expected to have or does have a Material Adverse Effect, and any consent, approval, authorization, order, registration or qualification of or with any Governmental Authority required for the execution, delivery and performance by Borrower of the McDonald’s Global HQ Loan Agreement or any of the other Loan Documents has been obtained and is in full force and effect except in each case which would not reasonably be expected to have or does not have a Material Adverse Effect.
(5)	Litigation. There are no actions, suits or proceedings at law or in equity by or before any Governmental Authority or other agency now pending or, to Borrower’s knowledge, threatened against or affecting Borrower, any Guarantor, Manager or the Property, which actions, suits or proceedings, if determined against Borrower, any Guarantor, Manager or the Property, in each case which would reasonably be expected to have or does have a Material Adverse Effect.
(6)	Agreements. Borrower is not a party to any agreement or instrument or subject to any restriction which would reasonably be expected to have or does have a Material Adverse Effect. Borrower is not in default in any respect in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any agreement or instrument to which it is a party or by which Borrower or the Property is bound except in each case which would not reasonably be expected to have or does not have a Material Adverse Effect. Borrower has no material financial obligation under any agreement or instrument to which Borrower is a party or by which Borrower or the Property is otherwise bound, other than (a) obligations incurred in connection with any Permitted Debt, (b) obligations under the Loan Documents and/or (c) Permitted Encumbrances. There is no agreement or instrument to which Borrower is a party or by which Borrower is bound that would require the subordination in right of payment of any of Borrower’s obligations hereunder or under the Note to an obligation owed to another party.
(7)	Solvency. Borrower has (a) not entered into the transaction or executed the Note, the McDonald’s Global HQ Loan Agreement or any other Loan Documents with the actual intent to hinder, delay or defraud any creditor and (b) received reasonably equivalent value in exchange for their obligations under such Loan Documents. Giving effect to the Loan, the fair saleable value of the assets of Borrower exceeds and will, immediately following the making of the Loan, exceed the total liabilities of Borrower, including, without limitation, subordinated, unliquidated, disputed and contingent liabilities. No petition in bankruptcy has been filed against Borrower, any Guarantor, any SPE Component Entity (if any) or Affiliated Manager in the last ten (10) years, and neither Borrower nor any Guarantor, any SPE Component Entity (if any) or Affiliated Manager in the last ten (10) years has made an assignment for the benefit of creditors or taken advantage of any Creditors Rights Laws. Neither Borrower nor any Guarantor,

any SPE Component Entity (if any) or Affiliated Manager is contemplating either the filing of a petition by it under any Creditors Rights Laws or the liquidation of all or a major portion of Borrower’s assets or property, and Borrower has no knowledge of any Person contemplating the filing of any such petition against Borrower or any Guarantor, any SPE Component Entity (if any) or Affiliated Manager. Since the onset of the COVID-19 pandemic, neither Borrower nor Guarantor have experienced an economic hardship or loss of income that has caused a Material Adverse Effect on Borrower’s or Guarantor’s ability to perform their respective obligations under the Loan Documents.

(8)	Intentionally Omitted.
(9)	No Plan Assets. Borrower is not an employee benefit plan, as defined in Section 3(3) of ERISA, subject to Title I of ERISA, or a plan, as defined in and subject to Section 4975 of the Internal Revenue Code, and none of the assets of Borrower constitutes or will constitute “plan assets” of one or more such employee benefit plans or plans within the meaning of 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA. Borrower is not a governmental plan within the meaning of Section 3(32) of ERISA Transactions by or with Borrower are not subject to state statutes regulating investment of, and fiduciary obligations with respect to, governmental plans similar to the provisions of Section 406 of ERISA or Section 4975 of the Internal Revenue Code currently in effect, which prohibit or otherwise restrict the transactions contemplated by the McDonald’s Global HQ Loan Agreement. With respect to any “employee pension benefit plan,” as defined in Section 3(2) of ERISA that is subject to Title IV of ERISA or Section 4.12 of the Internal Revenue Code, to which Borrower or any entity that is under common control with Borrower within the meaning of ERISA Section 4001(a)(14) or treated as a single employer together with Borrower under Section 414 of the Internal Revenue Code is or has been obligated to contribute, neither Borrower nor any such entity has incurred any material liability which is or remains unsatisfied.
(10)	Not a Foreign Person. Borrower is not a foreign corporation, foreign partnership, foreign trust, foreign estate or nonresident alien or a disregarded entity owned by any of them (as those terms are defined in the Internal Revenue Code), and if requested by Lender, Borrower will so certify (or in the case of a disregarded entity, its owner will certify) to Lender or a person designated by Lender under penalties of perjury to the accuracy of this representation, and will provide in such certification such additional information as Lender may reasonably request related thereto.
(11)	Enforceability. The Loan Documents are not subject to any right of rescission, set-off, counterclaim or defense by Borrower, including the defense of usury, nor would the operation of any of the terms of the Loan Documents, or the exercise of any right thereunder, render the Loan Documents unenforceable, and Borrower has not asserted any right of rescission, set-off, counterclaim or defense with respect thereto. No Default or Event of Default exists under or with respect to any Loan Document.
(12)	Business Purpose. The Loan is solely for the business purpose of Borrower, and is not for personal, family, household, or agricultural purposes.
(13)	Compliance. Borrower and the Property, and the use and operation thereof, comply in all material respects with all Legal Requirements, including, without limitation, building and zoning ordinances and codes and the Americans with Disabilities Act. Borrower is not in default or violation of any order, writ, injunction, decree or demand of any Governmental Authority which would reasonably be expected to have or does have a Material Adverse Effect, and Borrower has received no written notice of any such default or violation. There has not been committed by Borrower or, to Borrower’s knowledge, any other Person in occupancy of or involved with the operation or use of the Property any act or omission affording any Governmental Authority the right of forfeiture or seizure as against the Property or any part thereof or any monies paid in performance of Borrower’s obligations under any of the Loan Documents.

(14)	Financial Information. All financial data, including, without limitation, the balance sheets, statements of cash flow, statements of income and operating expense and rent rolls, that have been delivered to Lender in respect of Borrower, any Guarantor and/or the Property (a) are true, complete and correct in all material respects, (b) accurately represent the financial condition of Borrower, Guarantor or the Property, as applicable, as of the date of such reports, and (c) to the extent prepared or audited by an independent certified public accounting firm, have been prepared in accordance with Accepted Accounting Methods throughout the periods covered, except as disclosed therein. Borrower does not have any contingent liabilities, liabilities for taxes, unusual forward or long-term commitments or unrealized or anticipated losses from any unfavorable commitments that are known to Borrower, except as referred to or reflected in said financial statements. Since the date of such financial data, there has been no change in the financial condition, operations or business of Borrower or Guarantor from that set forth in said financial statements which would reasonably be expected to have or has had a Material Adverse Effect.
(15)	Condemnation. No Condemnation or other proceeding has been commenced or, to Borrower’s knowledge, is threatened or contemplated with respect to all or any portion of the Property or for the relocation of roadways providing access to the Property.
(16)	Utilities and Public Access; Parking. The Property is located on or adjacent to a public road and has access to such road directly, or has access via an irrevocable perpetual easement or right of way permitting ingress and egress to and from a public road. The Property is served by water, sewer, sanitary sewer and storm drain facilities adequate to service the Property for full utilization of the Property for its intended uses. All public utilities necessary to the full use and enjoyment of the Property as currently used and enjoyed are located either in the public right-of-way abutting the Property (which are connected so as to serve the Property without passing over other property) or in recorded easements serving the Property and such easements are set forth in and insured by the Title Insurance Policy. All roads necessary for the use of the Property for its current purposes have been completed and dedicated to public use and accepted by all Governmental Authorities. The Property has, or is served by, parking to the extent required to comply with all Legal Requirements.
(17)	Separate Lots. The Property is assessed for real estate tax purposes as one or more wholly independent tax lot or lots, separate from any adjoining land or improvements not constituting a part of such lot or lots, and no other land or improvements is assessed and taxed together with the Property or any portion thereof.
(18)	Assessments. To Borrower’s knowledge, there are no pending or proposed special or other assessments for public improvements, PACE Loan Liens or otherwise affecting the Property, nor are there any contemplated improvements to the Property that may result in such special or other assessments.
(19)	Insurance. Borrower has obtained and has delivered to Lender certified copies of all Policies or, to the extent such Policies are not available as of the Closing Date, certificates of insurance with respect to all such Policies reflecting the insurance coverages, amounts and other requirements set forth in the McDonald’s Global HQ

Loan Agreement. No claims have been made under any of the Policies, and neither Borrower, nor to Borrower’s knowledge, any other Person, has done, by act or omission, anything which would impair the coverage of any of the Policies.

(20)	Use of Property. The Property is used primarily for office and retail purposes and other appurtenant and related uses.
(21)	Certificate of Occupancy; Licenses. All certifications, permits, licenses and approvals, including, without limitation, certificates of completion or occupancy and any applicable liquor license required for the legal use, occupancy and operation of the Property for the purpose intended herein, have been obtained and are valid and in full force and effect except in each case which would not reasonably be expected to have or does not have a Material Adverse Effect. Borrower shall keep and maintain (or cause to be kept and maintained) all licenses necessary for the operation of the Property for the purpose intended herein. The use being made of the Property is in conformity with the final certificate of occupancy (or compliance, if applicable) and any other permits or licenses issued for the Property.
(22)	Flood Zone. None of the Improvements on the Property are located in an area identified by the Federal Emergency Management Agency as an area having special flood hazards, or, if any portion of the Improvements is located within such area, Borrower has obtained the insurance prescribed in Section 8.1(a)(iv) of the McDonald’s Global HQ Loan Agreement.
(23)	Physical Condition. Except as set forth in the Property Condition Report, to Borrower’s knowledge after due inquiry, the Property, including, without limitation, all buildings, improvements, parking facilities, sidewalks, storm drainage systems, roofs, plumbing systems, HVAC systems, fire protection systems, electrical systems, equipment, elevators, exterior sidings and doors, landscaping, irrigation systems and all structural components, are in good condition, order and repair in all material respects (ordinary wear and tear excepted). Except as set forth in the Property Condition Report, to Borrower’s knowledge after due inquiry, there exists no structural or other material defects or damages in the Property, as a result of a Casualty or otherwise, and whether latent or otherwise. Borrower has not received notice from any insurance company or bonding company of any defects or inadequacies in the Property, or any part thereof, which would adversely affect the insurability of the same or cause the imposition of extraordinary premiums or charges thereon or of any termination or threatened termination of any policy of insurance or bond.
(24)	Boundaries. (a) In reliance on, and except as otherwise specifically disclosed in, the survey certified to Lender in connection with the Loan, none of the Improvements which were included in determining the appraised value of the Property lie outside the boundaries and building restriction lines of the Property to an extent so as to have a Material Adverse Effect, and (b) no improvements on adjoining properties encroach upon the Property and no easements or other encumbrances upon the Property encroach upon any of the Improvements so as to have a Material Adverse Effect.
(25)	Leases and Rent Roll. Except as set forth in the rent roll for the Property which is hereby certified by Borrower as true, correct and complete in all material respects and delivered to Lender in connection with the closing of the Loan (the “Rent Roll”), any tenant estoppel certificates delivered to Lender on or prior to the Closing Date or as set forth on Schedule 4.25 attached to the McDonald’s Global HQ Loan Agreement: (a) each Lease is in full force and effect; (b) the premises demised under the Leases have been completed, all alterations or other work required to be performed on the part of Borrower has been completed, and the Tenants under the Leases have accepted possession of and are in physical occupancy of all of their respective demised premises and are conducting business in the ordinary course therein; (c) the Tenants under the Leases have commenced the payment of rent under the Leases, there are no offsets, claims or defenses to the enforcement thereof, and Borrower has no monetary obligations to any Tenant under any Lease; (d) all Rents due and payable under the Leases have been paid and no portion thereof has been paid for any period more than thirty (30) days in advance; (e) the rent payable under each Lease is the amount of fixed rent set forth in the Rent Roll, and there is no claim or basis for a claim by the Tenant thereunder for an offset or adjustment to the rent; (f) no Tenant has made any written claim of a material default against the landlord under any Lease which remains outstanding nor has Borrower or Manager received, by telephonic, in-person, e-mail or other communication, any notice of a material default under any Lease; (g) to Borrower’s knowledge there is no present material default by the Tenant under any Lease; (h) all security deposits under the Leases have been collected by Borrower; (i) Borrower is the sole owner of the entire landlord’s interest in each Lease; (j) each Lease is the valid, binding and enforceable obligation of Borrower and the applicable Tenant thereunder, subject only to applicable bankruptcy, insolvency and similar laws affecting rights of creditors generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law) and there are no agreements with the Tenants under the Leases other than as expressly set forth in the Leases; (k) to Borrower’s knowledge after due inquiry, no Person has any possessory interest in, or right to occupy, the Property or any portion thereof except under the terms of a Lease; (l) none of the Leases contains any option or offer to purchase or right of first refusal or right of first offer to purchase or lease the Property or any part thereof; (m) neither the Leases nor the Rents have been assigned, pledged or hypothecated except to Lender, and no other Person has any interest therein except the Tenants thereunder; (n) no conditions exist or events have occurred which now give any Tenant the right to cease operations at its leased premises (i.e., “go dark”), terminate its Lease or pay reduced Rent pursuant to the provisions of its Lease; (o) no Tenant has (i) “gone dark”, vacated, ceased to occupy or ceased to conduct business in the ordinary course at its demised premises or any portion thereof, or (ii) directly or indirectly made any request or otherwise given notice (whether written or oral) that it intends to “go dark”, vacate, cease to occupy or cease to conduct business in the ordinary course at its demised premises or any portion thereof; and (p) no Tenant has directly or indirectly (i) asserted any defense or otherwise sought or given notice (whether written or oral) that it intends to seek any relief or concessions with respect to the payment of rent or other sums or the performance of any obligations under its Lease or (ii) made any other request for or otherwise given notice (whether written or oral) that it intends to seek any amendment, waiver, deferral, forbearance or other modification of any term or provision of its Lease, in any case, pursuant to any force majeure clause contained in its Lease or otherwise as a result of the COVID-19 pandemic or any Emergency Law. Borrower represents that it has heretofore delivered to Lender true, correct and complete copies of all Leases and any and all amendments or modifications thereof, and Borrower is not currently in discussions or negotiations (directly or indirectly) with any Tenant with respect to, and no Tenant has requested in writing, any material amendment or modification of its Lease (including, without limitation, any reduction, deferral or waiver in the rent or the term thereof or in any other amounts due thereunder).

(26)	Filing and Recording Taxes. All mortgage, mortgage recording, stamp, intangible or other similar tax required to be paid by any Person under applicable Legal

Requirements currently in effect in connection with the execution, delivery, recordation, filing, registration, perfection or enforcement of any of the Loan Documents, including, without limitation, the Mortgage, have been paid or will be paid by Borrower.

(27)	Management Agreement. The Management Agreement is in full force and effect and there is no default thereunder by any party thereto and no event has occurred that, with the passage of time and/or the giving of notice would constitute a default thereunder. No management fees under the Management Agreement are accrued and unpaid.
(28)	Illegal Activity. No portion of the Property has been or will be purchased, improved, equipped or fixtured with proceeds of any illegal activity, and no part of the proceeds of the Loan will be used in connection with any illegal activity.
(29)	Construction Expenses. All costs and expenses of any and all labor, materials, supplies and equipment used in the construction, maintenance or repair of the Improvements have been paid in full. There are no claims for payment for work, labor or materials affecting the Property which are or may become a lien prior to, or of equal priority with, the Liens created by the Loan Documents.
(30)	Personal Property. Borrower has paid in full for, and is the owner of, all Personal Property (other than Tenants’ property) used in connection with the operation of the Property, free and clear of any and all security interests, liens or encumbrances, except for Permitted Encumbrances and the Lien and security interest created by the Loan Documents.
(31)	Taxes. Borrower has filed all federal, state, county, municipal, and city income, personal property and other tax returns required to have been filed by it and has paid or is contesting pursuant to the terms of the McDonald’s Global HQ Loan Agreement and the other Loan Documents, all taxes and related liabilities which have become due pursuant to such returns or pursuant to any assessments received by it. Borrower does not know of any basis for any additional assessment in respect of any such taxes and related liabilities for prior years.
(32)	Title. Borrower has good, marketable and insurable fee simple title to the real property comprising part of the Property and good title to the balance of the Property, free and clear of all Liens whatsoever except the Permitted Encumbrances. None of the Permitted Encumbrances, individually or in the aggregate, would reasonably be expected to have nor does have a Material Adverse Effect. The Mortgage, when properly recorded in the appropriate records, together with any Uniform Commercial Code financing statements required to be filed in connection therewith, will create (a) a valid, perfected first priority lien on the Property, subject only to Permitted Encumbrances and (b) perfected security interests in and to, and perfected collateral assignments of, all personalty owned by the Borrower (including the Leases), all in accordance with the terms hereof, in each case subject only to Permitted Encumbrances. There are no claims for payment for work, labor or materials affecting the Property which are or may become a Lien prior to, or of equal priority with, the Liens created by the Loan Documents. The street address of the Property is 110 North Carpenter Street, Chicago, Illinois.
(33)	Federal Reserve Regulations. No part of the proceeds of the Loan will be used for the purpose of purchasing or acquiring any “margin stock” within the meaning of Regulation U of the Board of Governors of the Federal Reserve System or for any other purpose which would be inconsistent with such Regulation U or any other Regulations of such Board of Governors, or for any purposes prohibited by Legal Requirements or prohibited by the terms and conditions of the McDonald’s Global HQ Loan Agreement or the other Loan Documents. Borrower shall not, to its actual knowledge, use the proceeds of any Loan hereunder to purchase any asset or securities from any Lender “affiliate” as such term is defined in the Federal Reserve Board’s Regulation W.

(34)	Investment Company Act. Borrower is not (a) an “investment company” or a company “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended, or (b) subject to any other federal or state law or regulation which purports to restrict or regulate its ability to borrow money.
(35)	Reciprocal Easement Agreements.
(a)	Neither Borrower, nor to Borrower’s knowledge, any other party is currently in default (nor has any notice been given or received with respect to an alleged or current default) under any of the terms and conditions of the REA, and the REA remains unmodified and in full force and effect;
(b)	All easements granted pursuant to the REA which were to have survived the site preparation and completion of construction (to the extent that the same has been completed), remain in full force and effect and have not been released, terminated, extinguished or discharged by agreement or otherwise;
(c)	All sums due and owing by Borrower to the other parties to the REA (or by the other parties to the REA to the Borrower) pursuant to the terms of the REA, including without limitation, all sums, charges, fees, assessments, costs, and expenses in connection with any taxes, site preparation and construction, non-shareholder contributions, and common area and other property management activities have been paid, are current, and no lien has attached on the Property (or threat thereof been made) for failure to pay any of the foregoing;
(d)	The terms, conditions, covenants, uses and restrictions contained in the REA do not conflict in any manner with any terms, conditions, covenants, uses and restrictions contained in any Lease or in any agreement between Borrower and occupant of any peripheral parcel, including without limitation, conditions and restrictions with respect to kiosk placement, tenant restrictions (type, location or exclusivity), sale of certain goods or services, and/or other use restrictions; and
(e)	The terms, conditions, covenants, uses and restrictions contained in each Lease do not conflict in any manner with any terms, conditions, covenants, uses and restrictions contained in the REA, any other Lease or in any agreement between Borrower and occupant of any peripheral parcel, including without limitation, conditions and restrictions with respect to kiosk placement, tenant restrictions (type, location or exclusivity), sale of certain goods or services, and/or other use restrictions.
(36)	No Change in Facts or Circumstances; Disclosure. All information submitted by or on behalf of Borrower (when furnished) to Lender in all financial statements, rent rolls, reports, certificates and other documents submitted in connection with the Loan or in satisfaction of the terms thereof and all statements of fact made by Borrower in the McDonald’s Global HQ Loan Agreement or in any other Loan Document (other than financial projections, any other projections and forward-looking statements, estimates, budgets and industry data of a general nature), are accurate, complete and correct in all material respects. There has been no material adverse change in any condition, fact, circumstance or event presently known to Borrower that would make any such information inaccurate, incomplete or otherwise misleading in any material respect, in light of the circumstances under which they were made, or that otherwise would reasonably be expected to have or does have a Material Adverse Effect. Borrower has disclosed to Lender all material facts and has not failed to disclose any material fact that could cause any representation or warranty made in the McDonald’s Global HQ Loan Agreement or in any other Loan Document to be materially misleading.

(37)	Intellectual Property. All trademarks, trade names and service marks necessary to the business of Borrower as presently conducted or as Borrower contemplates conducting its business are in good standing and, to the extent of Borrower’s actual knowledge, uncontested. To Borrower’s knowledge, Borrower has not infringed, is not infringing, and has not received notice of infringement with respect to asserted trademarks, trade names and service marks of others. To Borrower’s knowledge, there is no infringement by others of trademarks, trade names and service marks of Borrower.
(38)	Sanctions. None of Borrower, Guarantor, any subsidiary of Borrower or Guarantor, or, to Borrower’s knowledge, any director, officer, employee, agent or Affiliate of any of the foregoing, (a) is a Sanctioned Entity; (b) is controlled by or is acting on behalf of a Sanctioned Entity; (c) to Borrower’s knowledge is under investigation for an alleged breach of Sanction(s) by a Governmental Authority that enforces Sanctions; or (d) will fund any repayment of the Loan with proceeds derived from any transaction that would be prohibited by Sanctions or would otherwise cause Lender or any other party to the McDonald’s Global HQ Loan Agreement to be in breach of any Sanctions.
(39)	Brokers and Financial Advisors. Borrower has dealt with no financial advisors, brokers, underwriters, placement agents, agents or finders in connection with the transactions contemplated by the McDonald’s Global HQ Loan Agreement other than JLL Capital Markets, whose fees shall be paid in full by Borrower on or prior to the Closing Date.
(40)	CFIUS. Either (a) Borrower’s acquisition of the Property is not a Covered Transaction, or (b) Borrower has obtained CFIUS Approval with respect to Borrower’s acquisition of the Property.
(41)	Purchase Agreement. The Purchase Agreement is in full force and effect, Borrower has delivered to Lender a true, correct and complete copy of the Purchase Agreement and there have been no modifications or amendments thereto. Borrower is not in default under the Purchase Agreement and, to Borrower’s knowledge, (a) the seller under the Purchase Agreement is not in default thereunder and (b) no event has occurred that, with the passage of time and/or the giving of notice would constitute a default thereunder.
(42)	McDonalds Lease. Borrower is not an affiliate of Sterling Bay Development Management LLC and, as a result, pursuant to the terms and condition of the McDonalds Lease, McDonalds has no remaining rights under Article 39 of the McDonalds Lease as of the date hereof.
(43)	Survival. Borrower agrees that, unless expressly provided otherwise, all of the representations and warranties of Borrower set forth in Article 4 and elsewhere in the McDonald’s Global HQ Loan Agreement and in the other Loan Documents shall be deemed given and made as of the date hereof and shall survive for so long as any portion of the Debt remains owing to Lender. All representations, warranties, covenants and agreements made in the McDonald’s Global HQ Loan Agreement or in the other Loan Documents by Borrower shall be deemed to have been relied upon by Lender notwithstanding any investigation heretofore or hereafter made by Lender or on its behalf.

(44)	Single Purpose Entity/Separateness.
(a)	At all times on and after the date of the McDonald’s Global HQ Loan Agreement, Borrower will not:

(i)          engage in any business or activity other than the ownership, operation and maintenance of the Property, and activities incidental thereto;

(ii)          acquire or own any assets other than (A) the Property, and (B) such incidental Personal Property as may be necessary for the ownership and operation of the Property;

(iii)          merge into or consolidate with any Person, or dissolve, terminate, divide into two (2) or more limited liability companies or other legal entities, liquidate in whole or in part, transfer or otherwise dispose of all or substantially all of its assets or change its legal structure;

(iv)          (A) fail to observe all organizational formalities necessary to maintain its separate existence, or fail to preserve its existence as an entity duly organized, validly existing and in good standing (if applicable) under the applicable Legal Requirements of the jurisdiction of its organization or formation, or (B) amend, modify, terminate or fail to comply with the provisions of its organizational documents, in each case without the prior written consent of Lender;

(v)          own any subsidiary, or make any investment in, any Person;

(vi)          commingle its assets with the assets of any other Person, or permit any Affiliate or constituent party independent access to its bank accounts;

(vii)          incur any debt, secured or unsecured, direct or contingent (including guaranteeing any obligation), other than the Debt and Permitted Debt;

(viii)          fail to maintain its records, books of account, bank accounts, financial statements, accounting records and other entity documents separate and apart from those of any other Person; except that Borrower’s financial position, assets, liabilities, net worth and operating results may be included in the consolidated financial statements of an Affiliate, provided that (A) appropriate notation shall be made on such consolidated financial statements to indicate the separate identity of Borrower from such Affiliate and that Borrower’s assets and credit are not available to satisfy the debts and other obligations of such Affiliate or any other Person, and (B) Borrower’s assets, liabilities and net worth shall also be listed on Borrower’s own separate balance sheet;

(ix)          except for capital contributions or capital distributions permitted under the terms and conditions of the Borrower’s organizational documents and properly reflected on its books and records, enter into any transaction, contract or agreement with any general partner, member, shareholder, principal, guarantor of the obligations of Borrower, or any Affiliate of the foregoing, except upon terms and conditions that are intrinsically fair, commercially reasonable and substantially similar to those that would be available on an arm’s length basis with unaffiliated third parties;

(x)          maintain its assets in such a manner that it will be costly or difficult to segregate, ascertain or identify its individual assets from those of any other Person;

(xi)          assume or guaranty the debts of any other Person, hold itself out to be responsible for the debts of any other Person, or otherwise pledge its assets to secure the obligations of any other Person or hold out its credit or assets as being available to satisfy the obligations of any other Person;

(xii)          make any loans or advances to any Person, or own any stock or securities of, any Person, or buy or hold evidence of indebtedness issued by any other Person;

(xiii)          fail to (A) file its own tax returns separate from those of any other Person, except to the extent that Borrower is treated as a “disregarded entity” for tax purposes and is not required to file tax returns under applicable Legal Requirements, and (B) pay any taxes required to be paid under applicable Legal Requirements; provided, however, that the Borrower shall not have any obligation to reimburse its equityholders or their Affiliates for any taxes that such equityholders or their Affiliates may incur as a result of any profits or losses of the Borrower;

(xiv)          fail to (A) hold itself out to the public as a legal entity separate and distinct from any other Person, (B) conduct its business solely in its own name and not allow any Affiliate to act in its name, to the extent of its power to do so or (C) correct any known misunderstanding regarding its separate identity;

(xv)          fail to intend to maintain adequate capital for the normal obligations reasonably foreseeable in a business of its size and character and in light of its contemplated business operations; provided, however, that the foregoing shall not require Borrower’s members, partners or shareholders to make additional capital contributions to Borrower;

(xvi)          without the unanimous written consent of all of its partners or members, as applicable, and the written consent of all directors or managers of Borrower or each SPE Component Entity, as applicable, including, without limitation, each Independent Director, take any Material Action;

(xvii)          fail to fairly and reasonably allocate shared expenses (including, without limitation, shared office space and services performed by an employee of an Affiliate) among the Persons sharing such expenses;

(xviii)          fail to intend to remain solvent or pay its own liabilities (including, without limitation, salaries of its own employees) only from its own funds; provided, however, that the foregoing shall not require Borrower’s members, partners or shareholders to make additional capital contributions to Borrower;

(xix)          acquire obligations or securities of its partners, members, shareholders or other affiliates, as applicable;

(xx)          violate or cause to be violated the assumptions made with respect to Borrower and its principals in the Non Consolidation Opinion or any New Non Consolidation Opinion;

(xxi)          fail to maintain a sufficient number of employees in light of its contemplated business operations;

(xxii)          fail to maintain and use separate stationery, invoices and checks bearing its own name;

(xxiii)          have any of its obligations guaranteed by an Affiliate, except as contemplated by the Loan Documents;

(xxiv)          identify itself as a department or division of any other Person; or

(xxv)          fail to hold its assets in its own name.

(b)	(i) If Borrower is a partnership or limited liability company (other than a single-member limited liability company formed under the Act which complies with the requirements of subsection (b)(ii) below), each general partner in the case of a partnership, or the managing member in the case of a limited liability company (each an “SPE Component Entity”) of Borrower, as applicable, shall be a limited liability company whose sole asset is its interest in Borrower, provided that if such SPE Component Entity is a limited liability company not formed under the Act, each of its managing members shall also be a SPE Component Entity that is a limited liability company formed under the Act. Each SPE Component Entity (A) will at all times comply with each of the covenants, terms and provisions contained in Section 6.1(a)(iii) through (iv), (vi) and (viii) through (xxv) inclusive, as well as the requirements of clause (ii) below if such SPE Component Entity is a single member limited liability company formed under the Act, as if such representation, warranty or covenant was made directly by such SPE Component Entity; (B) will not engage in any business or activity other than owning an interest in Borrower; (C) will not acquire or own any assets other than its partnership, membership, or other equity interest in Borrower; (D) will not own any subsidiary, or make any investment in any Person other than its investment in Borrower; (E) will not incur any debt, secured or unsecured, direct or contingent (including guaranteeing any obligation) and (F) will cause Borrower to comply with the provisions of this Section 6.1 and Section 6.4. Prior to the withdrawal or the disassociation of any SPE Component Entity from its constituent company, such company shall immediately appoint a new general partner or managing member whose limited liability company agreement is substantially similar to those of such SPE Component Entity and, if an opinion letter pertaining to substantive consolidation was required at closing, deliver a new opinion letter acceptable to Lender and the Rating Agencies with respect to the new SPE Component Entity and its equity owners. Notwithstanding the foregoing, to the extent Borrower is a single member Delaware limited liability company, so long as Borrower maintains such formation status and complies with the requirements set forth in subsection (ii) below, the SPE Component Entity requirement as set forth in this section shall not be applicable.

(ii)        In the event Borrower or SPE Component Entity is a single member limited liability company formed under the Act (as applicable, the “Company”), the limited liability company agreement of the Company (the “LLC Agreement”) shall provide that (A) upon the occurrence of any event that causes the sole member of the Company (“Member”) to cease to be the member of the Company (other than (1) upon an assignment by Member of all of its limited liability company interest in the Company and the admission of the transferee in accordance with the Loan Documents and the LLC Agreement, or (2) the resignation of Member and the admission of an additional member of the Company in accordance with the terms of the Loan Documents and the LLC Agreement), the personal representative of Member is authorized to, and shall, within ninety (90) days of the occurrence of the event that terminated the continued membership of the Member in the Company, agree in writing to continue the existence of the Company and to the admission of such personal representative or its nominee or designee, as the case may be, as a substitute member of the Company, effective as of the occurrence of the event that caused the Member to cease to be a member of the Company, and any person acting as Independent Director of the Company and executing the LLC Agreement (“Special Member”) shall, without any action of any other Person and simultaneously with the Member ceasing to be the member of the Company, automatically be admitted to the Company as Special Member and shall continue the existence of the Company without dissolution, and (B) Special Member may not resign from the Company or transfer its rights as Special Member unless (1) a successor Special Member has been admitted to the Company as Special Member in accordance with the requirements of the Act and (2) after giving effect to such resignation, such successor Special Member has also accepted its appointment as an Independent Director. The LLC Agreement shall further provide that (v) Special Member shall automatically cease to be a member of the Company upon the admission to the Company of a substitute Member, (w) Special Member shall be a member of the Company that has no interest in the profits, losses and capital of the Company and has no right to receive any distributions of the assets of the Company, (x) pursuant to Section 18-301 of the Act, Special Member shall not be required to make any capital contributions to the Company and shall not receive a limited liability company interest in the Company, (y) Special Member, in its capacity as Special Member, may not bind the Company, and (z) except as required by any mandatory provision of the Act, Special Member, in its capacity as Special Member, shall have no right to vote on, approve or otherwise consent to any action by, or matter relating to, the Company, including, without limitation, the merger, consolidation, division or conversion of the Company; provided, however, such prohibition shall not limit the obligations of Special Member, in its capacity as Independent Director, to vote on such matters required by the Loan Documents or the LLC Agreement. Prior to its admission to the Company as Special Member, Special Member shall not be a member of the Company, but Special Member may serve as an Independent Director of the Company. Any Bankruptcy (as defined in the Act) of Member or Special Member shall not cause Member or Special Member to cease to be a member of the Company and upon the occurrence of such an event, the existence of the Company shall continue without dissolution. The LLC Agreement shall also provide that each of Member and Special Member waives any right it might have to agree in writing to dissolve the Company upon the Bankruptcy (as defined in the Act) of Member or Special Member, or the occurrence of an event that causes Member or Special Member to cease to be a member of the Company.

EXHIBIT D

EXCEPTIONS TO THE BORROWER REPRESENTATIONS AND WARRANTIES

None.

D-1